ROYAL BANK REPORTS SECOND QUARTER 2004 RESULTS

TORONTO, May 27, 2004 – Royal Bank of Canada (RY on TSX & NYSE) announced its intention, subject to the approval of the Toronto Stock Exchange, to renew its normal course issuer bid through the facilities of the Toronto Stock Exchange and to repurchase up to 25 million common shares, representing approximately 3.8 per cent of the bank’s outstanding common shares as at April 30, 2004. The bank intends to file a notice of intention with the Toronto Stock Exchange in this regard.

     Purchases may commence after the Toronto Stock Exchange has accepted the notice of intention and may continue for a period of one year. The amount and timing of any such purchases will be determined by the bank.

     The proposed share repurchase will enable the bank to balance the imperatives of maintaining solid capital ratios with the ongoing need to generate shareholder value. On April 30, 2004 the bank’s Tier 1 and Total capital ratios were 9.3 per cent and 12.9 per cent, respectively.

     The bank currently has a normal course issuer bid under way through which approximately 12.0 million of an allowed 25 million common shares have been repurchased as of May 13, 2004. This bid will expire June 23, 2004.

Except as otherwise noted, the financial information in this document is in Canadian dollars and is based on U.S. generally accepted accounting principles (GAAP) financial statements. Capital ratios are based on Canadian GAAP financial information.

Highlights of second quarter 2004 results compared with a year earlier:

•	Net income of $774 million, up 12% from $689 million

•	Diluted earnings per share (EPS) of $1.16, up 17% from $.99

•	Return on equity (ROE) of 17.3%, up 190 basis points from 15.4%

•	Total revenues up $291 million or 7%. Appreciation of the Canadian dollar relative to the U.S. dollar reduced revenues by $130 million

•	Non-interest expense up $215 million or 9%, reflecting higher variable compensation and pension and postretirement costs. Appreciation of the Canadian dollar relative to the U.S. dollar reduced non-interest expense by $85 million

•	Provision for credit losses of $153 million versus $211 million

•	Tier 1 capital ratio of 9.3%, down 30 basis points

TORONTO, May 27, 2004 – Royal Bank of Canada (RY on TSX & NYSE) announced net income of $774 million for its second quarter ended April 30, 2004, up $85 million or 12% from a year ago. Diluted EPS were $1.16, up $.17 or 17% from a year earlier. ROE was 17.3% compared to 15.4% a year ago.

Table of contents

01	Royal Bank announces
01	Quarterly highlights
02	President & Chief Executive Officer’s message
03	About Royal Bank of Canada
04	Performance compared to objectives
04	Management’s discussion & analysis
05	Overview
06	Results by geographic segment
06	Results by business segment
10	Financial priority: Revenue growth and diversification
10	Financial priority: Cost control
11	Financial priority: Strong credit quality
12	Financial priority: Balance sheet and capital management
13	Risk management
14	Caution regarding forward-looking statements
14	Business highlights
16	Financial highlights – U.S. GAAP
17	Financial statements – U.S. GAAP
26	Financial highlights – Canadian GAAP
27	Financial statements – Canadian GAAP
38	Shareholder information

Clients of RBC Financial Group shown above appeared in our 2003 Annual Report.

     Commenting on the results, Gordon M. Nixon, President & CEO, said, “We delivered solid results in the second quarter, reflecting much stronger performance in our investments, capital markets and Canadian banking and insurance operations.”

     A 9% appreciation of the Canadian dollar relative to the U.S. dollar from the second quarter of 2003 resulted in a lower translated value of U.S. dollar-denominated earnings, reducing net income by approximately $20 million and diluted EPS by $.03. The movement of the Canadian dollar relative to major currencies other than the U.S. dollar had a minimal impact on the change in our earnings this quarter compared to a year ago.

     Under Canadian GAAP, second quarter net income was $763 million, up $66 million or 9% from a year ago, and diluted EPS were $1.14, up $.14 or 14%.

     Total revenues were up $291 million or 7% from a year ago, despite a $130 million decline in the translated value of U.S. dollar-denominated revenues due to the strengthening of the Canadian dollar relative to the U.S. dollar. The increase was largely driven by much stronger capital markets-related revenues other than trading (brokerage commissions, underwriting and other advisory fees, mutual fund revenues, and investment management and custodial fees) and solid growth in Canadian banking revenues.

     Non-interest expense increased $215 million or 9% from last year’s second quarter, largely reflecting higher variable compensation costs resulting from stronger capital markets-related revenues in RBC Capital Markets and RBC Investments and increased pension and postretirement benefit costs. The strengthening of the Canadian dollar relative to the U.S. dollar reduced non-interest expense by $85 million.

     The provision for credit losses was $153 million, down from $211 million in the second quarter of 2003, due to a lower level of non-accrual loans.

     Compared to the first quarter of 2004, net income was down $19 million or 2%, and diluted EPS were down $.03 or 3%, reflecting a higher provision for credit losses and income taxes as well as fewer days in the second quarter compared to the first, which more than offset the benefits of higher revenues and lower non-interest expenses. The higher provision for credit losses largely reflected the reversal of a portion of the general allowance for credit losses in the first quarter, which did not recur this quarter. Total revenues were up $157 million or 4% with $35 million attributable to the recent weakening of the Canadian dollar relative to the U.S. dollar. Non-interest expense was down $52 million or 2%, despite higher variable compensation costs and a $25 million increase in expenses due to the recent weakening of the Canadian dollar. The lower non-interest expense this quarter was largely due to the inclusion in the first quarter of costs associated with the settlement of the previously-disclosed dispute with Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank).

     Six-month net income was $1,567 million, up $111 million or 8% from the first half of 2003, and six-month diluted earnings per share were $2.34, up $.24 or 11%, despite a $40 million or $.06 per share decline due to the stronger Canadian dollar. The increase in earnings reflected higher capital markets-related revenues other than trading, and lower provisions for credit losses and income taxes, which more than offset higher non-interest expenses that included the Rabobank settlement costs in the first quarter.

     At April 30, 2004, the Tier 1 capital ratio was 9.3% and the Total capital ratio was 12.9%, compared to 9.6% and 12.8%, respectively, one year ago.

     As previously disclosed, in September 2003 PricewaterhouseCoopers LLP resigned as one of our auditors because of issues relating to its independence under U.S. rules. We recently received a subpoena from the U.S. Securities and Exchange Commission related to PricewaterhouseCoopers’ resignation, the provision of non-audit services by our auditors and our policies and compliance procedures regarding auditor independence. We are in the process of responding to the SEC subpoena.

PRESIDENT & CHIEF EXECUTIVE OFFICER’S MESSAGE

We are pleased with our performance in the second quarter, which reflected much higher results in our investments, capital markets and Canadian banking and insurance operations.

Performance review

Second quarter net income was $774 million and diluted EPS were $1.16, up 12% and 17%, respectively, from a year ago.

     As shown on page 4, our performance during the first six months relative to our objectives for the year was strong in the areas of earnings growth, ROE, portfolio quality and capital ratios. Compared with a year earlier, we posted solid EPS growth of 11% and an ROE of 17.7%, both within our target range. The allocated specific provision for credit losses ratio for the first six months of 2004 was well below the target range for this year and our capital ratios were above our medium-term goals. Revenue growth during the first six months was 2%, below our target range, reflecting the effect of the stronger Canadian dollar on the translated value of our U.S. dollar-denominated revenues and the impact of the low interest rate environment on our margins. We are encouraged by the 7% growth in revenues achieved in the second quarter of this year compared to the same period a year ago, which reflected strong growth in capital markets-related revenues other than trading and in Canadian banking revenues. The 9% expense increase for the year to date, despite a reduction in expenses due to the stronger Canadian dollar, largely reflected higher variable compensation costs, costs of the Rabobank settlement last quarter and higher pension and postretirement benefit costs.

     Our dividend payout ratio during the first six months of the year was 41%. In the second quarter, we raised our dividend payout goal to 40-50% from 35-45% and our quarterly common share dividend by 13% to 52 cents. However, our share price growth and valuation did not meet our objectives and we are determined to continue to enhance our performance and regain our valuation leadership.

Growing revenue

We recognize that one of the key drivers of revenue growth is the strength of our client relationships – whether individual or institutional clients. This is reflected in the work of all our employees and perhaps most visible to clients of our retail business segments: RBC Banking, RBC Investments and RBC Insurance.

Second Quarter 2004 Report – Royal Bank of Canada 02

Retail businesses

RBC Banking delivered strong performance in Canada, driven by good volume growth across the various product lines. Personal deposit and mutual fund volumes increased by 9% on a combined basis from a year ago, reflecting the success of client retention efforts and a good response to the VIP Service package. RBC Banking also maintained its number one position in the Canadian residential mortgage market, with a 10% increase in residential mortgage volumes. New products included RBC Vacation Home Mortgage, Canada’s first vacation home mortgage product that provides up to 90% financing, and RBC Home Line Plan, a home equity borrowing solution that combines a credit line and multiple mortgage tiers. Through attraction of new clients and better retention of our 4.7 million card clients, average outstanding card balances grew 16% over a year ago. We have recently introduced new card products such as the RBC Rewards Visa Classic Card and the Mike Weir Visa Card, which is targeting avid golfers. In the U.S., revenue growth over this year’s first quarter was encouraging. However, we recorded a loss due to an $18 million net loss on certain mortgage loans that are believed to have been fraudulently originated in 2001 and 2002. Although we have filed an insurance claim regarding this matter, we have not reflected a benefit from this claim in the financial statements at this time due to uncertainty about the timing and final amount of the recovery. Enhancing the performance of our U.S. banking operations is one of our most important objectives.

     RBC Investments recorded strong results in the full-service and discount brokerage businesses in Canada and the full-service brokerage business in the U.S., benefiting from stronger equity markets than in last year’s second quarter. The Canadian mutual fund business also delivered strong results. In the month of February, a critical month for Registered Retirement Savings Plan (RRSP) sales, RBC Asset Management Inc. achieved the highest overall net mutual fund sales in the industry, surpassing our nearest competitor’s net sales by almost $400 million.

     RBC Insurance delivered good results in the second quarter, and continues to focus on introducing new products and services, expanding into new markets and making acquisitions. For example, we are expanding our highly successful travel insurance business into the U.S. The RBC Travel ProtectionTM product is ready for distribution through travel agents in 46 states and the District of Columbia, with nationwide expansion expected by June 2004. In addition, effective May 1, RBC Insurance closed its acquisition of the Canadian operations of Provident Life and Accident Insurance Company, a wholly owned subsidiary of UnumProvident Corporation. The acquisition made RBC Insurance the number one provider of individual living benefits (critical illness, long-term care and disability) in Canada as well as a significant competitor in the group long-term disability market, based on annualized premiums.

Institutional businesses

RBC Capital Markets registered strong results in the second quarter, particularly in its equity underwriting business. In Canada and the U.S., we are building a stronger mid-market client base focused on select industry sectors. Outside North America, our foreign exchange and fixed income businesses are examples of operations where we compete favourably with other world-class banks and are generating strong results.

     RBC Global Services, our transaction processing business, delivered another quarter of good results. Revenues were up 16%, largely reflecting higher transaction volumes.

     We have five strong business segments – three complementary consumer businesses and two institutional businesses. In Canada, we have leading positions in most businesses and a large number of initiatives geared to ensuring we retain and further expand our leadership positions. In the U.S., we are focusing on improving the performance of our banking business and growing our operations in a cautious, disciplined manner. Outside North America, we continue to selectively grow our capital markets and transaction processing businesses.

     We continue to take actions that create value for our shareholders – growing the business profitably, managing our costs, deploying our capital judiciously and maintaining our favourable risk profile.

Gordon M. Nixon
President & Chief Executive Officer

ABOUT ROYAL BANK OF CANADA

Royal Bank of Canada (TSX, NYSE: RY) uses the initials RBC as a prefix for its businesses and operating subsidiaries, which operate under the master brand name of RBC Financial Group. Royal Bank of Canada is Canada’s largest bank as measured by market capitalization and assets, and is one of North America’s leading diversified financial services companies. It provides personal and commercial banking, wealth management services, insurance, corporate and investment banking, and transaction processing services on a global basis. The company employs 60,000 people who serve more than 12 million personal, business and public sector clients through offices in North America and some 30 countries around the world. For more information, please visit rbc.com.

Second Quarter 2004 Report – Royal Bank of Canada 03

PERFORMANCE COMPARED TO OBJECTIVES

	2004 objectives	Six-month performance
1. Valuation
Maintain top quartile valuation levels:
• Share price/book value:	1st quartile of S&P/TSX	3rd quartile of S&P/TSX
	Composite Banks Index	Composite Banks Index (1)
• Share price/earnings:	1st quartile of S&P/TSX	2nd quartile of S&P/TSX
	Composite Banks Index	Composite Banks Index (2)

Share price growth:	Above S&P/TSX Composite Banks Index	Below S&P/TSX Composite Banks Index

2. Earnings growth
Grow diluted EPS by:	10–15%	11%

3. Return on common equity (ROE)
Achieve an ROE of:	17–19%	17.7%

4. Revenue growth
Achieve revenue growth of:	5–8%	2%

5. Expense growth
Expense versus revenue:	Expense growth less than revenue growth	Expense growth 9%, revenue growth 2%

6. Portfolio quality
Achieve a ratio of allocated specific provisions for credit losses to average loans, acceptances and reverse repurchase agreements:	.35–.45%	.25%

7. Capital management
Capital ratios (3):	Maintain strong capital ratios	9.3% Tier 1 capital ratio
		12.9% Total capital ratio
		versus medium-term goals of
		8–8.5% and 11–12%, respectively

8. Dividend payout ratio (4):	40–50% (5)	41%

(1)	Computed by us on April 30, 2004, based on book values at January 31, 2004.

(2)	Computed by us on April 30, 2004, based on analysts’ average diluted EPS estimates for 2004.

(3)	Calculated based on our Canadian GAAP financial statements.

(4)	Common dividends as a percentage of net income after preferred dividends.

(5)	Raised from 35-45% at the end of the first quarter of 2004.

Our financial information is expressed in Canadian dollars and is prepared in accordance with each of U.S. and Canadian generally accepted accounting principles (GAAP). U.S. GAAP financial information is provided on pages 17–24. Canadian GAAP financial information, including a reconciliation of significant differences from U.S. GAAP financial information, is provided on pages 27–35.

MANAGEMENT’S DISCUSSION & ANALYSIS

This discussion & analysis of our financial condition and results of operations is provided to enable a reader to assess material changes in financial condition and results of operations for the three-month and six-month periods ended April 30, 2004, compared to the corresponding periods in the preceding fiscal year, with an emphasis on the most recent three-month period. It is based on financial information prepared in accordance with U.S. generally accepted accounting principles (GAAP) and has been prepared in accordance with Item 303 of Regulation S-K under the Securities Exchange Act of 1934. Except as noted in the supplemental discussions on pages 5, 8 and 9, this discussion & analysis would not contain material differences if based on financial information prepared in accordance with Canadian GAAP. Capital ratios are computed based on Canadian GAAP information.

Second Quarter 2004 Report – Royal Bank of Canada 04

Overview

Summary data

	Q2/04 vs Q2/03			For the three months ended
				April 30	April 30
(C$ millions, except per share data and percentage amounts)	Increase (decrease)			2004	2003
Total revenues	$291		7%	$4,352	$4,061
Non-interest expense	$215		9%	$2,729	$2,514
Provision for (recovery of) credit losses
Allocated specific provision for credit losses	$(58)		(27)%	$153	$211
General provision for credit losses	$—		—	$—	—
Earnings per share (EPS) – diluted	$.17		17%	$1.16	$.99
Net income	$85		12%	$774	$689
Return on equity (ROE)	190	bp		17.3%	15.4%
Business segment net income:
RBC Banking	$(5)		(1)%	$344	$349
RBC Investments	$71		103%	$140	$69
RBC Insurance	$9		16%	$65	$56
RBC Capital Markets	$82		85%	$179	$97
RBC Global Services	$19		51%	$56	$37
Other	$(91)		n.m.	$(10)	$81

n.m. – not meaningful

Net income was $774 million, up $85 million or 12% from a year ago. Diluted earnings per share (EPS) were $1.16, up $.17 or 17%. Return on equity (ROE) was 17.3% compared to 15.4% a year ago.

     Approximately $.02 of the increase in diluted EPS was due to a reduction in the average number of common shares used in the EPS calculation. This was as a result of repurchases exceeding issuances by 9 million shares in the past year, and the deduction from common shares of Treasury stock as discussed on page 12.

     A 9% appreciation of the Canadian dollar relative to the U.S. dollar from the second quarter of 2003 (to an average of US$.747 in the second quarter of 2004 from an average of US$.684 in the second quarter of 2003) resulted in a lower translated value of U.S. dollar-denominated earnings, reducing net income by approximately $20 million and diluted EPS by $.03. The movement of the Canadian dollar relative to major currencies other than the U.S. dollar had a minimal impact on the change in our earnings this quarter compared to a year ago. Significant fluctuations in the value of the Canadian dollar relative to foreign currencies may continue to affect our reported results. For example, reported income from our U.S. operations would be positively affected if the Canadian dollar were to further weaken against the U.S. dollar.

     On May 25, the Canadian dollar closed at US$.728, down 2% from the average rate of US$.747 in the second quarter of 2004, down from the average rate of US$.765 in the first quarter of 2004 and unchanged from the average rate in the third quarter of 2003.

     Total revenues were up $291 million or 7% from a year ago, despite a $130 million decline in the translated value of U.S. dollar-denominated revenues due to the strengthening of the Canadian dollar relative to the U.S. dollar. The increase was largely driven by much stronger capital markets-related revenues other than trading (brokerage commissions, underwriting and other advisory fees, mutual fund revenues, and investment management and custodial fees) and solid growth in Canadian banking revenues.

     Non-interest expense increased $215 million or 9% from last year’s second quarter, largely reflecting higher variable compensation costs resulting from stronger capital markets-related revenues in RBC Capital Markets and RBC Investments and increased pension and postretirement benefit costs. The strengthening of the Canadian dollar relative to the U.S. dollar reduced non-interest expense by $85 million.

     The provision for credit losses was $153 million, down from $211 million in the second quarter of 2003, due to a lower level of non-accrual loans.

     Compared to the first quarter of 2004, net income was down $19 million or 2% and diluted EPS were down $.03 or 3%, reflecting a higher provision for credit losses and income taxes as well as fewer days in the second quarter compared to the first, which more than offset the benefits of higher revenues and lower non-interest expenses. The higher provision for credit losses largely reflected the reversal of a portion of the general allowance for credit losses in the first quarter, which did not recur this quarter. Total revenues were up $157 million or 4% with $35 million attributable to the recent weakening of the Canadian dollar relative to the U.S. dollar. Non-interest expense was down $52 million or 2%, despite higher variable compensation costs and a $25 million increase in expenses due to the recent weakening of the Canadian dollar. The lower expenses this quarter were largely due to the inclusion in the first quarter of costs associated with the settlement of the dispute with Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank).

     Six-month net income was $1,567 million, up $111 million or 8% from the first half of 2003, and six-month diluted EPS were $2.34, up $.24 or 11%, despite a $40 million or $.06 per share decline due to the stronger Canadian dollar. The increase in earnings reflected higher revenues (mostly capital markets-related, other than trading) and lower provisions for credit losses and income taxes, which more than offset an increase in non-interest expenses that included the Rabobank settlement costs in the first quarter.

     At April 30, 2004, the Tier 1 capital ratio was 9.3% and the Total capital ratio was 12.9%, compared to 9.6% and 12.8%, respectively, one year ago.

Supplemental discussion – Canadian GAAP

First quarter net income was $763 million, up $66 million or 9% from a year ago, and diluted EPS were $1.14, up $.14 or 14%.

     Provision for credit losses was $149 million compared to a provision for credit losses of $211 million in the second quarter of 2003.

     Six-month net income was $1,553 million, up $77 million or 5% from the first half of 2003, and six-month diluted earnings per share were $2.33, up $.20 or 9%.

Second Quarter 2004 Report – Royal Bank of Canada 05

Results by geographic segment

As shown in the table on page 23 (page 33 for Canadian GAAP), second quarter net income from Canadian operations was up $70 million or 16% from a year ago. The improvement was due to lower provisions for credit losses and higher revenues, which reflected improved capital markets-related revenues other than trading, and higher Canadian banking revenues.

     U.S. operations recorded net income of $69 million compared to $81 million a year ago as higher earnings from RBC Investments and RBC Capital Markets were more than offset by lower earnings from RBC Banking and RBC Insurance. The reasons for the changes are described in the following discussions of the business segments’ results.

     Other international net income increased by $27 million due to lower provisions for credit losses and higher revenues from stronger capital markets-related revenues other than trading.

Results by business segment

Financial results for the business segments for the current quarter, previous quarter and same quarter a year ago are shown on page 23 (page 33 for Canadian GAAP).

     GAAP does not prescribe a method for allocating equity to business segments. For management and reporting purposes, we attribute common equity to our business segments (including the Other segment) based on methodologies designed to measure the equity capital necessary to underpin the risks of the businesses in each segment, as discussed on page 54 of our 2003 Annual Report. Common equity in excess of that required to support the risks in our five business segments is allocated to the Other segment. The capital attribution methodologies involve judgment by management, are revised from time to time with changes applied prospectively and affect other measures such as business segment ROE.

     Average common equity attributed to our business segments, except RBC Insurance and RBC Global Services, was lower than a year ago. This is partially due to the decline in the translated value of U.S. dollar-denominated assets as a result of the appreciation of the Canadian dollar relative to the U.S. dollar. The decreases in equity attributed to RBC Banking and RBC Capital Markets were also the result of lower credit risk. Average common equity attributed to RBC Insurance was higher largely due to the acquisition of Business Men’s Assurance Company of America on May 1, 2003.

RBC Banking

	Q2/04 vs Q2/03			For the three months ended
				April 30	April 30
(C$ millions, except percentage amounts)	Increase (decrease)			2004	2003
Total revenues	$16		1%	$1,884	$1,868
Non-interest expense	$51		4%	$1,204	$1,153
Provision for credit losses	$(6)		(4)%	$152	$158
Net income	$(5)		(1)%	$344	$349
ROE	130	bp		20.1%	18.8%
Average common equity	$(500)		(7)%	$6,900	$7,400

Net income from RBC Banking declined $5 million or 1% from a year ago. Earnings in Canada increased $53 million or 18%, driven by revenue growth of 6% and a lower effective income tax rate. The U.S. operations recorded a net loss of $17 million (US$13 million) for the quarter compared to earnings of $39 million (US$27 million) a year ago. This quarter included an $18 million (US$13 million) net loss, primarily due to the recognition of a $33 million valuation allowance in the U.S. relating to certain mortgage loans that are believed to have been fraudulently originated in 2001 and 2002. Although an insurance claim has been filed regarding this matter, no benefit from this insurance claim has been reflected in the financial statements at this time due to uncertainty surrounding the timing and final amount of the recovery.

     Revenues increased $16 million or 1% from last year, despite a $28 million reduction due to the stronger Canadian dollar. Revenues in Canada rose $90 million or 6%, largely due to strong growth in loan and deposit balances and foreign exchange, credit card and mutual fund revenues. Revenues in the U.S. were down $70 million or 21% from a year ago, largely reflecting lower returns in RBC Centura’s investment portfolio (primarily as the proceeds of maturing instruments were re-invested in higher-quality, lower-yielding instruments in prior quarters) and the stronger Canadian dollar, which more than offset the benefits of loan and deposit growth at RBC Centura of 5% and 9%, respectively.

     Non-interest expense increased $51 million or 4% from a year ago. In Canada, expenses grew $33 million or 4% reflecting higher pension plan and other compensation costs, partly offset by goods and services tax recoveries of $26 million this quarter as a result of adjustments for prior years. Expenses in the U.S. increased $19 million or 7%. The previously mentioned loss on certain mortgage loans increased expenses by $33 million, while the stronger Canadian dollar reduced expenses by $24 million.

     Compared to the first quarter of 2004, revenue increased $15 million or 1%, in spite of two fewer days this quarter. Revenues in Canada rose $7 million, and in the U.S. increased by $8 million despite last quarter’s $35 million pre-tax gain on sale of RBC Centura’s merchant acquiring card portfolio to Moneris Solutions, Inc. (As disclosed last quarter, an $18 million consolidation adjustment recorded in the Other segment resulted in a gain on this sale for Royal Bank of Canada of $17 million pre-tax.) The

Second Quarter 2004 Report – Royal Bank of Canada 06

higher U.S. revenues reflected a 36% increase in mortgage origination volumes (driven partially by a decline in long-term interest rates) and improved margins at RBC Mortgage, a writedown of miscellaneous assets in the first quarter, the weaker Canadian dollar, and loan and deposit growth at RBC Centura.

     ROE increased to 20.1% from 18.8% a year ago, reflecting lower average common equity attributed to this segment, as discussed on page 6.

     Six-month net income was $773 million, up $12 million or 2% from the same period a year ago. Earnings in Canada increased $129 million as a result of strong loan and deposit growth, the $49 million after-tax reversal of the general allowance in the first quarter of this year and lower income taxes, partially offset by a narrower net interest margin and higher compensation costs. Earnings in the U.S. declined $110 million, reflecting lower returns in RBC Centura’s investment portfolio and lower mortgage origination volumes at RBC Mortgage.

RBC Investments

	Q2/04 vs Q2/03			For the three months ended
				April 30	April 30
(C$ millions, except percentage amounts)	Increase (decrease)			2004	2003
Total revenues	$153		18%	$981	$828
Non-interest expense	$41		6%	$772	$731
Net income	$71		103%	$140	$69
ROE	1,250	bp		22.3%	9.8%
Average common equity	$(200)		(7)%	$2,500	$2,700

Net income was up $71 million or 103% from a year ago due to higher earnings in both Canada and the U.S., reflecting improved revenues from stronger equity markets. The stronger Canadian dollar reduced net income by $8 million.

     Net income from U.S. operations increased by $21 million to $30 million, largely due to stronger performance in the full-service brokerage business and a $6 million ($3 million after-tax) decline in retention compensation costs to $9 million.

     RBC Investments’ total revenues increased by $153 million or 18% from a year ago, despite a $50 million reduction due to the stronger Canadian dollar, primarily in the U.S. and Canadian brokerage businesses and the Canadian asset management operations. Trading volumes were up 85% in the Canadian self-directed brokerage operations and up 30% in the full-service brokerage businesses. Client assets under administration in the Canadian full-service brokerage business were up 17% to $112 billion and in the U.S. brokerage business, were up 23% to US$109 billion. The Canadian asset management operations increased assets under management by 13% to $50 billion, reflecting strong sales in the Registered Retirement Savings Plan (RRSP) season.

     Non-interest expense growth of $41 million largely reflected higher compensation-related costs associated with increased revenue generation. The stronger Canadian dollar reduced non-interest expense by $38 million.

     ROE increased to 22.3% from 9.8% a year ago, reflecting higher earnings and lower average common equity attributed to this segment, as discussed on page 6.

     Six-month net income increased by 62% to $280 million from the same period a year ago, largely reflecting the factors described above. Net income from U.S. operations was up $40 million (US$32 million) to $62 million (US$48 million), largely due to the factors described above.

RBC Insurance

	Q2/04 vs Q2/03			For the three months ended
				April 30	April 30
(C$ millions, except percentage amounts)	Increase (decrease)			2004	2003
Net earned premiums	$(3)		(1)%	$377	$380
Investment income	$31		54%	$88	$57
Fee income	$22		76%	$51	$29

Insurance premiums, investment and fee income (Total revenue)	$50		11%	$516	$466

Policyholder benefits and claims	$38		15%	$284	$246
Policy acquisition expense	$(7)		(11)%	$59	$66

Insurance policyholder benefits, claims and acquisition expense	$31		10%	$343	$312

Non-interest expense	$7		7%	$105	$98
Net income	$9		16%	$65	$56
ROE	(160	) bp		27.0%	28.6%
Premiums & deposits	$155		32%	$633	$478
Average common equity	$150		19%	$950	$800

Second Quarter 2004 Report – Royal Bank of Canada 07

Net income was up $9 million or 16% from a year ago, reflecting continued growth in the reinsurance business and stronger contributions from Canadian insurance operations, which were partially offset by lower earnings from U.S. operations. The strengthening of the Canadian dollar relative to the U.S. dollar had no impact on earnings in the second quarter.

     U.S. operations recorded a net loss of $2 million (US$1 million), compared to net income of $7 million (US$5 million) a year ago. The decrease in earnings is primarily due to lower revenue from the outsourcing services division as several contracts were renewed at lower prices, expenses relating to new creditor and travel insurance initiatives in the U.S., and lower profits from accidental death and dismemberment insurance, reflecting higher mortality costs, increased premium taxes and the termination of a direct marketing contract.

     The 2003 results included a significant block of reinsurance business that was not renewed in 2004. This block of business contributed $36 million to total revenue, $39 million to policyholder benefits, claims and acquisition expenses, and reduced net income by $3 million in last year’s second quarter.

     Insurance premiums, investment and fee income was up $50 million from a year ago, despite a $9 million reduction due to the stronger Canadian dollar. While Business Men’s Assurance Company of America (BMA), acquired on May 1, 2003, contributed $46 million to revenues this quarter, the above-mentioned block of reinsurance business that was not renewed had added $36 million of U.S. revenues a year ago. Contributing to the growth in revenues this quarter were higher revenues from the reinsurance, home & auto and Canadian life divisions, which more than offset lower revenues in the U.S.

     Insurance policyholder benefits, claims and acquisition expense increased by $31 million from a year ago despite a $6 million reduction due to the stronger Canadian dollar. Although BMA contributed $37 million of policyholder benefits, claims and acquisition expense this quarter, the above-mentioned block of reinsurance business that was not renewed had added $39 million of such expenses a year ago. The reinsurance, home & auto and Canadian life divisions contributed to the increase in policyholder benefits, claims and acquisition expense this quarter, reflecting increased levels of business.

     The non-interest expense increase of $7 million was mostly due to the acquisition of BMA, which partly offset the results of cost-containment measures in RBC Insurance and the strengthening of the Canadian dollar (which reduced non-interest expense by $3 million this quarter).

     ROE declined by 160 basis points from a year ago, reflecting higher average common equity attributed to this segment largely as a result of the BMA acquisition as discussed on page 6.

     Six-month net income was $126 million, up 15% from the same period a year ago, reflecting continued growth in the reinsurance business and stronger contributions from all lines of Canadian insurance operations.

Supplemental discussion – Canadian GAAP

Net income increased $3 million or 5% from a year ago to $58 million.

     Total revenue was $675 million, up $164 million or 32% from a year ago, primarily due to the acquisition of BMA and growth in the Canadian insurance operations.

     Policyholder benefits, claims and acquisition expense was $508 million, up $157 million or 45% from a year ago, also due to the acquisition of BMA and growth in the Canadian insurance operations.

     Under Canadian GAAP, universal life and annuity product sales are recorded as revenue with an equivalent increase in policyholder, benefits and claims. Growth in this product was reflected in the increases in total revenue and in policyholder benefits, claims and acquisition expense.

     Six-month net income was $114 million, up 12% from the same period a year ago, for the reasons noted above.

RBC Capital Markets

	Q2/04 vs Q2/03			For the three months ended
				April 30	April 30
(C$ millions, except percentage amounts)	Increase (decrease)			2004	2003
Total revenues	$115		19%	$733	$618
Non-interest expense	$92		23%	$486	$394
Provision for credit losses	$(45)		(78)%	$13	$58
Net income	$82		85%	$179	$97
ROE	1,120	bp		21.0%	9.8%
Average common equity	$(500)		(13)%	$3,450	$3,950

Net income increased by $82 million or 85% from a year ago. The growth in earnings was largely due to strong performance in the investment banking and equity businesses and a decline in the provision for credit losses.

     U.S. operations recorded net income of $59 million compared to $25 million a year ago, reflecting higher equity underwriting fees and other revenues.

     Total revenues increased by $115 million or 19%, primarily in the investment banking and equity businesses. The higher investment banking results reflect an increase in equity underwriting fees as a result of improving markets in Canada and the U.S. The stronger equity results reflect higher agency trading volumes, higher equity underwriting fees and higher principal trading revenues.

     This revenue growth occurred despite a $33 million reduction in revenues due to the appreciation of the Canadian dollar and $23 million of losses recognized on equity-linked note obligations. These losses resulted from the partial reversal, following further analysis, of a $30 million cumulative gain recognized last quarter, bringing the net cumulative gain to an appropriate $7 million level at the end of the quarter. This net gain has been recognized as a result of our determination that derivatives that are embedded in these notes should be separately accounted for at fair value and the note on an accretive basis, instead of recording the entire contract at fair value as we had done prior to this year’s first quarter.

Second Quarter 2004 Report – Royal Bank of Canada 08

     The provision for credit losses decreased by $45 million, primarily due to improving credit conditions.

     Non-interest expense increased by $92 million or 23% from a year ago, largely due to higher variable compensation costs associated with increased business volumes, which more than offset a $17 million reduction due to the stronger Canadian dollar.

     ROE increased to 21.0% from 9.8% a year ago, reflecting higher earnings and a $500 million reduction in average common equity attributed to this segment for the reasons described on page 6.

     Six-month net income was $329 million, up $116 million or 54% from the same period a year ago, despite a $74 million reduction in net income in the first quarter of this year as a result of the settlement of the Rabobank dispute. The earnings increase reflected strong performance in investment banking and related activities, including debt and equity underwriting, higher agency trading and securitization, and a decline in the provision for credit losses.

RBC Global Services

	Q2/04 vs Q2/03			For the three months ended
				April 30	April 30
(C$ millions, except percentage amounts)	Increase (decrease)			2004	2003
Total revenues	$31		16%	$229	$198
Non-interest expense	$11		8%	$154	$143
Provision for credit losses	$(5)		n.m.	$(3)	2
Net income	$19		51%	$56	$37
ROE	1,240	bp		35.6%	23.2%
Average common equity	—		—	$650	$650

n.m. – not meaningful

Net income increased $19 million or 51% over the same period last year due to strong revenue growth.

     Revenues were up $31 million or 16%, largely reflecting higher transaction volumes.

     Non-interest expense was up $11 million or 8%, reflecting higher pension costs and additional expenses associated with increased business volumes. The provision for credit losses was down $5 million, partially reflecting a $3 million recovery of a provision for credit losses on a loan that was sold during the quarter.

     ROE increased to 35.6% from 23.2% a year ago, reflecting higher earnings.

     Six-month net income was $113 million, up $28 million or 33% due to the factors mentioned above and the reversal of $14 million ($9 million after-tax) of a portion of the general allowance for credit losses in the first quarter of this year.

Other

	Q2/04 vs Q2/03		For the three months ended
			April 30	April 30
(C$ millions, except percentage amounts)	Increase (decrease)		2004	2003
Total revenues	$(74)	(89)%	$9	$83
Non-interest expense	$13	n.m.	$8	$(5)
Net income	$(91)	n.m.	$(10)	$81
ROE		n.m.	(1.4)%	14.9%
Average common equity	$1,250	57%	$3,450	$2,200

n.m. – not meaningful

The Other segment, which mainly comprises Corporate Treasury, Corporate Resources and Information Technology, recorded a net loss of $10 million in the second quarter. Earnings were down $91 million from a year ago due to lower revenues (largely reflecting a decline in the value of foreign currency derivative positions and revenues from interest rate risk management and securitization activities) and higher income taxes, partly offset by a $27 million pre-tax ($22 million after-tax) gain this quarter on the sale of our ownership interest in an office complex.

     The six-month net loss was $54 million. The loss primarily reflects items reported in the first quarter of 2004: a $26 million pre-tax charge for equity losses on certain limited partnership investments; a $25 million pre-tax charge for the cumulative cost of issuing certain debt instruments which we had previously deferred and amortized; and a consolidation adjustment of $18 million pre-tax to partially offset the gain recorded by RBC Centura on the sale of its merchant acquiring card portfolio to Moneris Solutions, Inc., in light of our 50% ownership interest in the Moneris joint venture.

Supplemental discussion – Canadian GAAP

Net loss in the quarter was $10 million, as under U.S. GAAP.

     Six-month net loss was $37 million. The loss is for the same reasons as under U.S. GAAP, except that the charge for equity losses on certain limited partnership investments under Canadian GAAP was only $9 million pre-tax in the first quarter.

Second Quarter 2004 Report – Royal Bank of Canada 09

Financial priority: Revenue growth and diversification

Revenues

	Q2/04 vs Q2/03		For the three months ended
			April 30	April 30
(C$ millions, except percentage amounts)	Increase (decrease)		2004	2003
Net interest income	$(63)	(4)%	$1,557	$1,620
Non-interest income	$354	15%	$2,795	$2,441

Total revenues	$291	7%	$4,352	$4,061

Total revenues were up $291 million or 7% from a year ago, despite a $130 million decline in the translated value of U.S. dollar-denominated revenues due to the strengthening of the Canadian dollar relative to the U.S. dollar. The increase was largely driven by stronger capital markets-related revenues other than trading (brokerage commissions, underwriting and other advisory fees, mutual fund revenues, and investment management and custodial fees) and solid growth in Canadian banking revenues.

     Six-month revenues were up $151 million or 2% from the same period a year ago due to the factors mentioned above, which more than offset the impact of a stronger Canadian dollar and lower trading revenues.

Net interest income

Net interest income was down $63 million or 4% from a year ago due to a $40 million decline in the translated value of U.S. dollar-denominated net interest income and lower returns from RBC Centura’s investment portfolio.

     The net interest margin (net interest income as a percentage of average assets) declined to 1.39% from 1.66% a year ago due to spread compression on domestic deposits resulting from lower interest rates, lower returns from RBC Centura’s investment portfolio, and growth in capital markets-related assets that generate non-interest income.

     Six-month net interest income was down $129 million or 4% from the same period a year ago, and six-month net interest margin was 1.45%, down from 1.68% in the first six months of 2003, largely for the reasons mentioned above.

Non-interest income

Non-interest income was up $354 million or 15% from the second quarter of 2003, despite a $90 million reduction due to the appreciation of the Canadian dollar relative to the U.S. dollar.

     Securities brokerage commissions were up $111 million or 44%, reflecting higher client trading volumes due to improved equity market conditions; underwriting and other advisory fees were up $90 million or 63% as new issues activity improved in the quarter; foreign exchange revenues, other than trading, were up $49 million or 78% reflecting higher foreign exchange transaction volumes; mutual fund revenues were up $53 million or 33%, reflecting higher assets under management and administration due to improved market conditions and higher net sales of mutual funds; insurance premiums, investment and fee income was up $50 million or 11% for the reasons discussed on page 8; investment management and custodial fees were up $45 million or 16% largely reflecting increased fees from market appreciation of equities and higher volumes; other non-interest income was up $25 million or 41% largely due to the sale of our ownership interest in an office complex; securitization revenues were up $15 million or 37% largely due to increased transaction volumes.

     Trading revenues were down $51 million or 11% reflecting lower returns in money markets, and fixed income trading businesses; gain (loss) on sale of securities was down $29 million or 62% due to a decline in gains on sales of bond positions compared to a year ago; mortgage banking revenues (which relate to mortgages originated in the U.S. by RBC Centura and its subsidiary RBC Mortgage) were down $13 million or 22% reflecting lower mortgage origination volumes.

     Six-month non-interest income was up $280 million or 6% from the same period a year ago, largely reflecting the above-mentioned factors.

Financial priority: Cost control

Non-interest expense

Non-interest expense increased $215 million or 9% from last year’s second quarter, largely reflecting a $127 million increase in variable compensation costs resulting from stronger capital markets-related revenues in RBC Capital Markets and RBC Investments, the $33 million valuation allowance relating to certain U.S. mortgage loans (described on page 6) and a $30 million increase in pension and postretirement benefit costs (largely due to the amortization of prior year actuarial losses resulting from lower asset returns and a lower discount rate used to value liabilities).

     The appreciation of the Canadian dollar relative to the U.S. dollar from the second quarter of 2003 and a goods and services tax recovery reduced non-interest expense by $85 million and $29 million, respectively.

     Six-month non-interest expense was up $437 million or 9%, largely due to the reasons described above.

Second Quarter 2004 Report – Royal Bank of Canada 10

Financial priority: Strong credit quality

Nonaccrual loans

Nonaccrual loans were $1.6 billion at April 30, 2004, down $158 million from the end of the first quarter of 2004 and down $525 million from a year ago. As shown in the table at the top of page 25, nonaccrual business and government loans were down $171 million from last quarter. This was largely due to the resolution of a number of previously impaired loans in the energy, agriculture and transportation sectors and a low level of new impaired loans during the quarter. As a percentage of total loans and acceptances, nonaccrual loans were .83%, compared to .95% in the first quarter and 1.23% a year ago.

Provision for (recovery of) credit losses

	For the three months ended
	April 30	January 31	April 30
(C$ millions, except percentage amounts)	2004	2004	2003
U.S. GAAP
Allocated specific provision	$153	$122	$211
Allocated general provision	(24)	(130)	2

Total allocated provision	$129	$(8)	$213
Unallocated (general) provision	24	(20)	(2)

Total provision for (recovery of) credit losses	$153	$(28)	$211

Ratios (U.S. GAAP basis)
Average loans, acceptances and reverse repurchase agreements	$229,320	$218,075	$218,593
Allocated specific provision for credit losses as a percentage of average loans, acceptances and reverse repurchase agreements	0.27%	0.22%	0.40%

Canadian GAAP
Specific provisions	$149	$125	$211

General provision
Allocated	$(24)	$(130)	2
Unallocated	24	(20)	(2)

Total general provision	–	(150)	–

Total provision for (recovery of) credit losses	$149	$(25)	$211

As shown in the table above, the total provision for credit losses (consisting entirely of allocated specific provisions) was $153 million in the second quarter of 2004 compared to $211 million a year ago. Last quarter, there was a recovery of credit losses of $28 million, comprising allocated specific provisions of $122 million and a $150 million reversal of a portion of the general allowance for credit losses. Compared to a year ago, lower allocated specific provisions were recorded in the business and government loan portfolios due to a much lower level of new problem loans.

     Allocated specific provisions as a percentage of average loans, acceptances and reverse repurchase agreements were .27% this quarter compared to .22% in the first quarter and .40% a year ago.

     During the quarter, net charge-offs (charge-offs, net of recoveries) were $275 million or .58% of average loans and acceptances, versus $118 million or .26% in the first quarter of this year and $228 million or .53% a year ago. The increase over a year ago reflects higher charge-offs in the business and government portfolio, which were partially offset by lower consumer charge-offs.

     For the six months to date, the allocated specific provisions for credit losses was $275 million or .25% of average loans, acceptances and reverse repurchase agreements.

     The general allowance at April 30, 2004 was $1,269 million and the allocated specific allowance was $660 million, resulting in a total allowance for credit losses of $1,929 million, down from $2,335 million a year ago. The decline was largely due to a reduction in the allocated specific allowance for business and government loans (as the result of fewer new impaired loans and the resolution of loans previously classified as impaired, through charge-offs and reversals) and the reversal of a portion of the general allowance in the first quarter of 2004 as described above.

Second Quarter 2004 Report – Royal Bank of Canada 11

Financial priority: Balance sheet and capital management

Assets

Since January 31, 2004, we have included in our Consolidated balance sheet assets owned by certain multi-seller asset-backed commercial paper conduit programs that we administer. This inclusion is in accordance with FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46R). As at April 30, 2004, these assets largely comprised business and government loans of $3.4 billion, personal loans of $3.2 billion and credit card loans of $.8 billion. We are currently in the process of restructuring these programs, which may result in us not having to include their assets in our balance sheet in future periods. We have excluded these assets from the following discussion, so as not to overstate growth in these loan categories over prior periods.

     Total assets were $445.8 billion at April 30, 2004, up $47.5 billion or 12% from April 30, 2003, and up $13.9 billion or 3% from January 31, 2004.

     Compared to April 30, 2003, securities were up $22.0 billion or 20% due to an increase in trading account securities and available for sale securities, largely as a result of increased levels of business. Loans (before allowance for loan losses) were up $14.8 billion. Business and government loans were up $4.6 billion (after the securitization of $.1 billion of commercial mortgages during the 12 months ended April 30, 2004) largely due to growth in securities borrowing activity, while residential mortgages were up $5.8 billion (after the securitization of $5.0 billion of residential mortgages during the 12 months ended April 30, 2004), personal loans were up $3.8 billion and credit card balances were up $.6 billion (after securitization of $1.0 billion of credit card receivables during the 12 months ended April 30, 2004). Other assets were up $13.7 billion, largely driven by an increase in non-cash collateral received in connection with securities lending activities and an increase in receivables from brokers and dealers which is due both to an increase in business activity and refinements we have made to the process utilized for the determination of trade date security information.

     The appreciation of the Canadian dollar relative to the U.S. dollar during the one-year period ended April 30, 2004, reduced the translated value of U.S. dollar-denominated securities and loans by approximately $3 billion and $2 billion, respectively.

     Compared to January 31, 2004, loans (before allowance for loan losses) were up $7.5 billion. Business and government loans were up $3.7 billion largely due to growth in securities borrowing activity, while residential mortgages were up $1.6 billion (after the securitization of $1.8 billion of residential mortgages during the quarter), personal loans were up $1.7 billion and credit card balances up $.5 billion. Other assets were up $1.0 billion, reflecting an increase in receivables from brokers and dealers for the reasons mentioned above, which was partially offset by a decrease in non-cash collateral received in connection with securities lending activities. Securities were up $1.3 billion or 1%, largely due to an increase in trading account securities.

Deposits

Total deposits were $271.9 billion, up $20.4 billion or 8% from April 30, 2003 and up $6.3 billion or 2% from January 31, 2004. Interest-bearing deposits were up $16.5 billion or 7% from April 30, 2003 and up $6.1 billion or 3% from January 31, 2004, while non-interest-bearing deposits increased by $3.9 billion or 15% from April 30, 2003 and by $.2 billion or 1% from January 31, 2004.

     The appreciation of the Canadian dollar relative to the U.S. dollar during the one-year period ended April 30, 2004, reduced the translated value of U.S. dollar-denominated deposits by approximately $4 billion.

Capital

Treasury stock

Commencing the first quarter of this year, Royal Bank of Canada shares acquired and held by certain employee compensation vehicles and other subsidiaries for reasons other than cancellation (Treasury stock) have been recognized as a reduction of shareholders’ equity, which has reduced our Tier 1 capital.

RBC subordinated debentures and Trust Capital Securities (RBC TruCS TM)

Beginning the first quarter of this year, holdings by RBC Capital Markets of Royal Bank of Canada subordinated indebtedness (subordinated debentures) and RBC TruCS were reclassified from Trading account securities to offset the outstanding obligations within subordinated debentures and Non-controlling interest in subsidiaries, respectively. At April 30, 2004, RBC Capital Markets held $32 million of subordinated debentures and $3 million of RBC TruCS, thus reducing subordinated debentures by $32 million and non-controlling interest by $3 million, respectively.

Capital management

As outlined on pages 59 and 60 of our 2003 Annual Report, our primary capital management objective is to balance the desire to maintain strong capital ratios and high debt ratings with the need to provide competitive returns to shareholders. We are committed to maintaining strong capital ratios through internal capital generation, the issuance of capital instruments when appropriate and controlled asset growth.

     Capital strength for Canadian banks is defined according to guidelines issued by the Superintendent of Financial Institutions Canada (OSFI) using Canadian GAAP financial information. At April 30, 2004, using OSFI guidelines and Canadian GAAP financial information, our Tier 1 capital ratio was 9.3% and Total capital ratio was 12.9%. Both ratios were above our medium-term (3-5 year) capital goals of 8–8.5% for Tier 1 capital and 11–12% for Total capital. At April 30, 2003, our Tier 1 capital ratio was 9.6% and our Total capital ratio was 12.8%. In addition, our assets-to-capital multiple remains below the maximum permitted by OSFI.

     Our Tier 1 capital and Total capital ratios in the second quarter were reduced by 14 basis points and 16 basis points, respectively, due to two factors: first, the above-mentioned deduction from shareholders’ equity of Treasury stock that related to holdings of Royal Bank of Canada common shares by certain employee compensation vehicles; and second, the above-mentioned deduction from subordinated debentures and non-controlling interest in subsidiaries relating to holdings of Royal Bank of Canada subordinated debentures and RBC TruCS, respectively, by RBC Capital Markets.

Second Quarter 2004 Report – Royal Bank of Canada 12

Despite the 16-basis point reduction due to these two factors, the Total capital ratio was up 10 basis points from a year ago due to net capital issuances during the last 12 months.

Capital management activity

On April 13, 2004, we issued $1 billion in subordinated debentures through our Canadian Medium Term Note Program. On April 12, 2004, we redeemed $350 million of subordinated debentures.

     Under a normal course issuer bid on the Toronto Stock Exchange that commenced on June 24, 2003, for a one-year period we are permitted to repurchase up to 25 million common shares. During the quarter, we repurchased 3.8 million common shares for $237 million at an average price of $62.81. Since the commencement of the current issuer bid program on June 24, 2003, we have repurchased 11.2 million common shares for $682 million at an average price of $60.86, leaving a balance of 13.8 million shares that may be repurchased. We also issued 1 million common shares during the quarter for $41 million in connection with the exercise of employee stock options.

Risk management

Liquidity risk

Our liquidity management objective is to ensure that we have the ability to generate or obtain sufficient cash or its equivalents in a timely and cost-effective manner to meet our commitments as they become due. Two key elements of our liquidity management framework are policies for minimum levels of unencumbered liquid assets and limits on maximum net fund outflows over specified time periods. As at April 30, 2004, we were in compliance with these policies. These and other elements of the liquidity management framework are discussed in more detail on pages 57, 62 and 63 of our 2003 Annual Report and have not materially changed since the 2003 Annual Report.

     We use liquid assets and reverse repurchase agreements in managing our short-term liquidity. At April 30, 2004, our liquid assets and assets purchased under reverse repurchase agreements totalled $191 billion or 42% of total assets, up from $167 billion or 42% of total assets at April 30, 2003 and up from $187 billion or 42% of total assets at January 31, 2004. For the three months ended April 30, 2004, our average liquid assets and average assets purchased under reverse repurchase agreements totalled $191 billion or 42% of total average assets, as compared to $188 billion or 44% last quarter and $165 billion or 41% a year ago. At April 30, 2004, securities and collateral of $64 billion were pledged or sold under repurchase agreements or obligations related to securities sold short. This is up from $55 billion at April 30, 2003 and up from $63 billion at January 31, 2004.

Market risk measures – trading activities

As outlined on pages 55 and 56 of our 2003 Annual Report, we have established risk management policies and limits for our trading activities that allow us to monitor and control the exposure to market risk resulting from these activities. These policies have not changed materially since the 2003 Annual Report. The market risk associated with trading activities is managed primarily through a Value-At-Risk (VAR) methodology.

     The table below shows the quarter-end, high, average and low VAR by major risk category for our combined trading activities for the quarters ended April 30, 2004, and April 30, 2003, and indicates that the average, high and low global VAR amounts in the second quarter of 2004 were lower than a year ago. The global VAR amount was higher at April 30, 2004 than a year ago. The graphs on page 14 show the daily net trading revenue compared to the global trading VAR amounts and a histogram of daily net trading revenue for the quarter ended April 30, 2004. During the second quarter, there was one day with net trading losses.

Trading activities (1)

	For the three months ended April 30, 2004				For the three months ended April 30, 2003
(C$ millions)	Quarter-end	High	Average	Low	Quarter-end	High	Average	Low
Global VAR by major risk category
Equity	$8	$9	$6	$4	$8	$10	$7	$5
Foreign exchange and commodity	2	4	2	1	4	5	3	1
Interest rate	8	13	9	6	9	12	10	8
Global VAR (2)	$11	$13	$11	$8	$10	$19	$14	$10

(1)	Amounts are presented on a pre-tax basis and represent one-day VAR at a 99% confidence level.

(2)	Global VAR reflects the correlation effect from each of the risk categories through diversification.

Second Quarter 2004 Report – Royal Bank of Canada 13

Caution regarding forward-looking statements

From time to time, we make written and oral forward-looking statements within the meaning of certain securities laws, including in this interim report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders and in other communications. These forward-looking statements include, among others, statements with respect to our objectives for 2004, and the medium and long terms, and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words “may,” “could,” “should,” “would,” “suspect,” “outlook,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and words and expressions of similar import are intended to identify forward-looking statements.

     By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian economy in general and the strength of the local economies within Canada in which we conduct operations; the strength of the United States economy and the economies of other nations in which we conduct significant operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; judicial decisions; the effects of competition in the markets in which we operate; inflation; capital market and currency market fluctuations; the timely development and introduction of new products and services in receptive markets; the impact of changes in the laws and regulations regulating financial services (including banking, insurance and securities); changes in tax laws; technological changes; our ability to complete strategic acquisitions and to integrate acquisitions; judicial or regulatory proceedings; changes in consumer spending and saving habits; the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism; and our anticipation of and success in managing the risks implicated by the foregoing.

     We caution that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Information contained in or otherwise accessible through the web sites mentioned in this interim report does not form a part of this interim report. All references in this interim report to web sites are inactive textual references and are for your information only.

Business highlights

Key second quarter 2004 developments in each of our business segments are discussed below.

RBC Banking

RBC Royal Bank concludes successful RRSP season: RBC Royal Bank concluded a successful Registered Retirement Savings Plan (RRSP) season with sales of $1.6 billion in registered retirement products between November 1, 2003 and March 1, 2004, an 8% increase from the previous year. Almost 60% of the sales were in mutual funds with the balance in guaranteed investment certificates (GICs) and savings deposits.

RBC Royal Bank growing key product lines:

•	RBC continues to build its leadership position in residential mortgages, achieving a 14.98% market share of the Canadian residential mortgage market as of February 2004, up 21 basis points from February 2003. To further build our market position, several new mortgage financing options were introduced including the RBC Vacation Home Mortgage, Canada’s first vacation home mortgage that provides up to 90% financing, and the RBC Homeline Plan, a home equity financing solution that combines a credit line and multiple mortgage tiers.

Second Quarter 2004 Report – Royal Bank of Canada 14

•	The credit card business continued to grow in the second quarter with credit card balances increasing by 16% from a year ago. Growth in credit card balances continues to be supported by new product offerings such as the RBC Rewards Visa Classic Card (a no fee Visa rewards card that gives consumers the ability to earn points towards travel, merchandise and gift certificates) and the Mike Weir Visa Card (the first Visa card of its kind that lets Canadian golfers benefit from a wide range of golf benefits and the opportunity to earn RBC reward points towards travel and merchandise).

RBC Centura continues to expand its presence in the Southeastern U.S.: Since November 1, 2003, 17 new branches have been opened and 13 Florida branches acquired from Provident Financial Group, Inc., bringing the total number of RBC Centura branches to 270.

RBC Investments

RBC Funds lead Canadian mutual fund market sales in February: RBC Asset Management Inc. achieved overall net sales of mutual funds of $969 million during February, a critical month for RRSP sales, surpassing its nearest competitor by almost $400 million. Total net sales comprised $968 million in long-term mutual fund net sales and $1 million in money market mutual fund net sales.

Voyageur Asset Management wins key account: Minneapolis based Voyageur Asset Management secured a $1.3 billion investment management mandate from the Pennsylvania School District.

RBC Investments Action Direct offer to online banking clients: RBC Investments Action Direct, in partnership with RBC Royal Bank Online Banking, identified non-Action Direct clients who were active online banking users and posted targeted offers to their online banking accounts. This marketing initiative (which commenced in January of this year) resulted in approximately 30% of Action Direct’s new account openings during the second quarter.

RBC Insurance

RBC Insurance completes acquisition of the Canadian operations of UnumProvident Corporation: RBC Insurance completed its acquisition of the Canadian operations of Provident Life and Accident Insurance Company, a wholly owned subsidiary of UnumProvident Corporation effective May 1, 2004. The operations being acquired are based in Burlington, Ontario, and focus on the underwriting, sales and service of individual and group income replacement products (known as living benefits) targeted at Canadian individual and corporate customers through multiple distribution channels. As part of the transaction, RBC Insurance also acquired Provident’s significant claims operations in Toronto.

RBC Insurance and Softvoyage Inc. sign agreement to integrate travel insurance into Softvoyage web booking engine: In February, RBC Insurance and Montreal-based Softvoyage announced an agreement to integrate RBC Insurance travel insurance products into Softvoyage’s web booking engine, which provides online booking capabilities to hundreds of North American tour operators, travel agencies and consolidators. The change allows travel agents to automatically offer RBC Insurance travel insurance products to clients who purchase travel insurance online.

RBC Capital Markets

Growing UK bond business: The Infrastructure Finance Group in London jointly led three inaugural bond issues totalling approximately C$10 billion for Network Rail, the state-sponsored company running the British Rail network, demonstrating our world-class global origination and placement capability.

Broadening U.S. product offering: The Global Investment Banking division launched its new U.S. income trust product, Enhanced Income Securities (EIS), the first of a kind U.S. security conceptually similar to Canadian income trusts, Real Estate Investment Trusts and Master Limited Partnerships and engineered to maximize cash flow distributed to investors. RBC has been awarded mandates to manage several EIS driven transactions in the United States.

Sharpened focus on Asia: RBC further strengthened its regional presence in the Asian markets with the opening of a branch office in Hong Kong and the formation of the Capital Markets Pacific Group, which will distribute foreign exchange, fixed income and commodities products to Chinese financial institutions and their off-shore branches.

Prime Brokerage business migrates to U.S.: The U.S. equity prime brokerage business was successfully launched during the second quarter and is attracting interest from U.S. hedge funds to which it provides margin financing, clearing/settlement and consolidated reporting services.

RBC Global Services

Securities lending business growth initiatives yielding results: RBC Global Services’ securities lending business achieved record balances during the quarter. A number of initiatives have contributed to this growth including the strengthening of desk teams, the inclusion of mutual funds in the lending program, the implementation of web-based technology to allow clients to streamline their reconciliation processes, and the expansion of sales strategies to new geographic locations in the Middle East and Luxembourg.

Recent awards won by Institutional and Investor Services:

•	Recognized as best global custody service provider in the U.K. and North America in the R&M Consultants 2004 Global Custody Survey, which measures client satisfaction with global custodian services. The award winners are determined based on a survey of investment managers, pension funds, charities and other financial institutions worldwide.

•	Recognized by Global Investor magazine as the best global custodian overall based on a survey of more than a thousand institutional and mutual fund managers from around the world.

Second Quarter 2004 Report – Royal Bank of Canada 15

Selected financial highlights (unaudited) (1)

			As at and for the three months ended				For the six months ended
	Change from					Change from
	April 30		April 30	January 31	April 30	April 30	April 30	April 30
(C$ millions, except per share
and percentage amounts)	2003		2004	2004	2003	2003	2004	2003
Earnings
Net interest income	(4)%		$1,557	$1,645	$1,620	(4)%	$3,202	$3,331
Non-interest income	15		2,795	2,550	2,441	6	5,345	5,065
Total revenues	7		4,352	4,195	4,061	2	8,547	8,396
Provision for (recovery of) credit losses	(27)		153	(28)	211	(70)	125	411
Insurance policyholder benefits, claims and acquisition expense	10		343	330	312	(1)	673	683
Non-interest expense	9		2,729	2,781	2,514	9	5,510	5,073
Net income	12		774	793	689	8	1,567	1,456
Return on common equity (2)	190	bp	17.3%	18.1%	15.4%	150 bp	17.7%	16.2%

Balance sheet information
Loans (before allowance for loan losses)	13%		$190,518	$184,193	$168,325
Assets	14		453,216	440,507	398,251
Deposits	8		271,927	265,673	251,566
Subordinated debentures	29		8,803	8,031	6,828
Common equity	2		18,002	17,370	17,612

Capital ratios (Canadian basis) (3)
Common equity to risk-adjusted assets	(40	)bp	10.2%	10.1%	10.6%
Tier 1 capital	(30)		9.3%	9.3%	9.6%
Total capital	10		12.9%	12.9%	12.8%
Capital ratios (U.S. basis) (4)
Common equity to risk-adjusted assets	(70	)bp	10.0%	10.0%	10.7%
Tier 1 capital	(60)		8.3%	8.3%	8.9%
Total capital	(20)		12.0%	12.0%	12.2%

Common share information
Shares outstanding (in thousands) (5)
End of period	(1)%		653,280	655,963	662,427	(1)%	653,280	662,427
Average basic	(3)		647,737	650,044	664,634	(3)	648,621	665,331
Average diluted	(2)		658,144	659,356	671,991	(2)	658,409	673,023
Earnings per share
Basic	18%		$1.18	$1.20	$1.00	12%	$2.38	$2.12
Diluted	17		1.16	1.19	0.99	11	2.34	2.10
Share price
High (6)	10%		$65.64	$65.90	$59.91	10%	$65.90	$59.91
Low (6)	14		60.56	60.26	53.26	13	60.26	53.26
Close	2		60.95	63.19	59.80	2	60.95	59.80
Dividends per share	21		0.52	0.46	0.43	18	0.98	0.83
Book value per share – period end	5		28.03	27.20	26.59	5	28.03	26.59
Market capitalization (C$ billions)	1		39.8	41.5	39.6	1	39.8	39.6

Number of:
Employees (full-time equivalent)	1,200		60,775	60,673	59,575
Automated banking machines	(157)		4,381	4,399	4,538
Service delivery units
Canada	(4)		1,300	1,298	1,304
International	79		850	802	771

(1)	Financial information is derived from U.S. GAAP consolidated financial statements, unless otherwise noted. Select definitions are available in the Glossary on pages 109 and 110 of the 2003 Annual Report.

(2)	Net income available to common shareholders as a percentage of average common equity (which is calculated as the average of the monthly common equity balances for the period).

(3)	Using guidelines issued by the Superintendent of Financial Institutions Canada (OSFI) and Canadian GAAP financial information.

(4)	Using guidelines issued by the Board of Governors of the Federal Reserve System in the United States and U.S. GAAP financial information.

(5)	End of period shares include Treasury stock. Average basic shares exclude Treasury stock.

(6)	Intraday high and low share prices.

Second Quarter 2004 Report – Royal Bank of Canada 16

U.S. GAAP

Interim consolidated financial statements (unaudited)

Consolidated balance sheet (unaudited)

	April 30	January 31	October 31	April 30
(C$ millions)	2004	2004	2003	2003
Assets
Cash and due from banks	$3,763	$3,342	$2,887	$2,669

Interest-bearing deposits with banks	10,026	10,962	8,928	12,788

Securities
Trading account (pledged – $15,395; $11,569, $11,791 and $5,000)	95,613	94,092	86,719	81,946
Available for sale	37,368	37,636	35,783	29,058

	132,981	131,728	122,502	111,004

Assets purchased under reverse repurchase agreements	37,187	32,612	36,289	38,879

Loans
Residential mortgage	80,201	78,577	78,819	74,431
Personal	36,784	35,129	31,167	29,758
Credit card	6,739	6,225	4,816	5,327
Business and government	66,794	64,262	57,745	58,809

	190,518	184,193	172,547	168,325
Allowance for loan losses	(1,739)	(1,846)	(2,055)	(2,226)

	188,779	182,347	170,492	166,099

Other
Customers’ liability under acceptances	6,191	5,693	5,943	7,088
Derivative-related amounts	35,398	39,607	36,640	37,127
Premises and equipment	1,755	1,734	1,655	1,570
Goodwill	5,030	4,800	4,633	4,844
Other intangibles	594	580	580	654
Reinsurance recoverables	1,989	1,909	3,321	1,629
Separate account assets	154	183	224	66
Other assets	29,369	25,010	18,497	13,834

	80,480	79,516	71,493	66,812

	$453,216	$440,507	$412,591	$398,251

Liabilities and shareholders’ equity
Deposits
Canada
Non-interest-bearing	$26,649	$25,166	$24,388	$22,652
Interest-bearing	137,258	131,373	130,135	125,504
International
Non-interest-bearing	2,640	3,920	3,183	2,744
Interest-bearing	105,380	105,214	102,812	100,666

	271,927	265,673	260,518	251,566

Other
Acceptances	6,191	5,693	5,943	7,088
Obligations related to securities sold short	25,576	24,632	22,743	23,389
Obligations related to assets sold under repurchase agreements	25,726	20,361	23,735	22,104
Derivative-related amounts	38,244	41,591	38,427	37,365
Insurance claims and policy benefit liabilities	7,612	7,235	8,630	4,699
Separate account liabilities	154	183	224	66
Other liabilities	48,583	47,432	26,199	24,587

	152,086	147,127	125,901	119,298

Subordinated debentures	8,803	8,031	6,581	6,828

Non-controlling interest in subsidiaries	1,585	1,493	1,474	1,475

Shareholders’ equity
Preferred stock	813	813	813	1,472
Common stock (shares issued – 653,279,901; 655,962,800; 656,021,122 and 662,427,105)	7,037	7,035	6,999	7,012
Additional paid-in capital	198	177	88	78
Retained earnings	12,227	11,997	11,591	11,053
Treasury stock (5,182,558 shares and 7,731,453 shares)	(310)	(473)	–	–
Accumulated other comprehensive income (loss)	(1,150)	(1,366)	(1,374)	(531)

	18,815	18,183	18,117	19,084

	$453,216	$440,507	$412,591	$398,251

Second Quarter 2004 Report – Royal Bank of Canada 17

U.S. GAAP

Consolidated statement of income (unaudited)

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2004	2004	2003	2004	2003
Interest income
Loans	$2,373	$2,433	$2,462	$4,806	$5,046
Trading account securities	571	599	514	1,170	1,067
Available for sale securities	188	181	214	369	447
Assets purchased under reverse repurchase agreements	126	145	190	271	390
Deposits with banks	27	46	45	73	99

	3,285	3,404	3,425	6,689	7,049

Interest expense
Deposits	1,213	1,283	1,339	2,496	2,772
Other liabilities	410	373	373	783	757
Subordinated debentures	105	103	93	208	189

	1,728	1,759	1,805	3,487	3,718

Net interest income	1,557	1,645	1,620	3,202	3,331

Non-interest income
Insurance premiums, investment and fee income	516	498	466	1,014	992
Trading revenues	430	441	481	871	1,025
Securities brokerage commissions	365	347	254	712	524
Investment management and custodial fees	323	303	278	626	559
Deposit and payment service charges	269	257	261	526	540
Mutual fund revenues	214	202	161	416	330
Underwriting and other advisory fees	233	181	143	414	273
Foreign exchange revenue, other than trading	112	73	63	185	129
Card service revenues	72	72	63	144	136
Securitization revenues	56	63	41	119	75
Credit fees	55	50	63	105	126
Mortgage banking revenues	46	2	59	48	129
Gain (loss) on sale of available for sale securities	18	7	47	25	17
Other	86	54	61	140	210

	2,795	2,550	2,441	5,345	5,065

Total revenues	4,352	4,195	4,061	8,547	8,396

Provision for (recovery of) credit losses	153	(28)	211	125	411

Insurance policyholder benefits, claims and acquisition expense	343	330	312	673	683

Non-interest expense
Human resources	1,723	1,668	1,558	3,391	3,189
Equipment	212	209	210	421	404
Occupancy	187	179	179	366	363
Communications	177	150	193	327	371
Professional fees	124	97	106	221	219
Outsourced item processing	79	69	76	148	150
Amortization of other intangibles	21	16	20	37	39
Other	206	393	172	599	338

	2,729	2,781	2,514	5,510	5,073

Net income before income taxes	1,127	1,112	1,024	2,239	2,229
Income taxes	328	289	304	617	714

Net income before non-controlling interest	799	823	720	1,622	1,515
Non-controlling interest in net income of subsidiaries	25	30	31	55	59

Net income	$774	$793	$689	$1,567	$1,456

Preferred dividends	11	11	22	22	45

Net income available to common shareholders	$763	$782	$667	$1,545	$1,411

Average number of common shares (in thousands)	647,737	650,044	664,634	648,621	665,331
Earnings per share (in dollars)	$1.18	$1.20	$1.00	$2.38	$2.12
Average number of diluted common shares (in thousands)	658,144	659,356	671,991	658,409	673,023
Diluted earnings per share (in dollars)	$1.16	$1.19	$0.99	$2.34	$2.10

Dividends per share (in dollars)	$0.52	$0.46	$0.43	$0.98	$0.83

Second Quarter 2004 Report – Royal Bank of Canada    18

U.S. GAAP

Consolidated statement of changes in shareholders’ equity (unaudited)

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2004	2004	2003	2004	2003
Preferred stock
Balance at beginning of period	$813	$813	$1,502	$813	$1,515
Translation adjustment on stock denominated in foreign currency	–	–	(30)	–	(43)

Balance at end of period	813	813	1,472	813	1,472

Common stock
Balance at beginning of period	7,035	6,999	7,029	6,999	6,963
Issued	42	52	37	94	112
Purchased for cancellation	(40)	(16)	(54)	(56)	(63)

Balance at end of period	7,037	7,035	7,012	7,037	7,012

Additional paid-in capital
Balance at beginning of period	177	88	80	88	76
Renounced stock appreciation rights, net of related income taxes	–	1	(3)	1	(3)
Stock-based compensation awards	26	12	1	38	5
Reclassified amounts	–	34	–	34	–
Initial adoption of FIN 46, Consolidation of Variable Interest Entities	–	42	–	42	–
Other	(5)	–	–	(5)	–

Balance at end of period	198	177	78	198	78

Retained earnings
Balance at beginning of period	11,997	11,591	10,910	11,591	10,473
Net income	774	793	689	1,567	1,456
Preferred dividends	(11)	(11)	(22)	(22)	(45)
Common dividends	(336)	(298)	(285)	(634)	(552)
Premium paid on common stock purchased for cancellation	(197)	(78)	(239)	(275)	(279)

Balance at end of period	12,227	11,997	11,053	12,227	11,053

Treasury stock
Balance at beginning of period	(473)	–	–	–	–
Reclassified amounts	–	(304)	–	(304)	–
Net sales (purchases)	163	(127)	–	36	–
Initial adoption of FIN 46, Consolidation of Variable Interest Entities	–	(42)	–	(42)	–

Balance at end of period	(310)	(473)	–	(310)	–

Accumulated other comprehensive income (loss), net of related income taxes
Unrealized gains and losses on available for sale securities	155	237	214	155	214
Unrealized foreign currency translation gains and losses, net of hedging activities	(570)	(849)	(370)	(570)	(370)
Gains and losses on derivatives designated as cash flow hedges	(232)	(251)	(82)	(232)	(82)
Additional pension obligation	(503)	(503)	(293)	(503)	(293)

Balance at end of period	(1,150)	(1,366)	(531)	(1,150)	(531)

Shareholders’ equity at end of period	$18,815	$18,183	$19,084	$18,815	$19,084

Comprehensive income, net of related income taxes
Net income	$774	$793	$689	$1,567	$1,456
Other comprehensive income
Change in unrealized gains and losses on available for sale securities	(82)	124	6	42	12
Change in unrealized foreign currency translation gains and losses	623	265	(785)	888	(940)
Impact of hedging unrealized foreign currency translation gains and losses	(344)	(221)	483	(565)	624
Change in gains and losses on derivatives designated as cash flow hedges	10	(153)	(6)	(143)	6
Reclassification to earnings of gains and losses on cash flow hedges	9	6	25	15	39
Additional pension obligation	–	(13)	–	(13)	–

Total comprehensive income	$990	$801	$412	$1,791	$1,197

Second Quarter 2004 Report – Royal Bank of Canada   19

U.S. GAAP

Consolidated statement of cash flows (unaudited)

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2004	2004	2003	2004	2003
Cash flows from operating activities
Net income	$774	$793	$689	$1,567	$1,456
Adjustments to determine net cash provided by (used in) operating activities
Provision for (recovery of) credit losses	153	(28)	211	125	411
Depreciation	89	95	94	184	190
Amortization of other intangibles	21	16	20	37	39
Writedown of deferred issuances costs	—	25	—	25	—
Gain on sale of premises and equipment	(31)	(5)	(3)	(36)	(8)
Gain on loan securitizations	(16)	(8)	(6)	(24)	(6)
Writedown of investments	—	24	—	24	—
Gain on sale of available for sale securities	(18)	(7)	(47)	(25)	(17)
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	377	(1,395)	(142)	(1,018)	(48)
Net change in accrued interest receivable and payable	(100)	(121)	37	(221)	85
Current income taxes	331	(1,376)	383	(1,045)	259
Deferred income taxes	4	(48)	72	(44)	110
Derivative-related assets	4,209	(2,983)	173	1,226	(5,877)
Derivative-related liabilities	(3,347)	3,159	(1,068)	(188)	4,628
Trading account securities	(1,521)	(8,108)	(5,235)	(9,629)	(5,216)
Obligations related to securities sold short	944	1,889	4,466	2,833	5,399
Other	(2,129)	5,366	(314)	3,237	(2,913)

Net cash used in operating activities	(260)	(2,712)	(670)	(2,972)	(1,508)

Cash flows from investing activities
Change in interest-bearing deposits with banks	936	(2,612)	(1,639)	(1,676)	(1,302)
Change in loans, net of loan securitizations	(8,120)	(3,791)	(831)	(11,911)	374
Proceeds from loan securitizations	994	769	308	1,763	308
Proceeds from sale of available for sale securities	4,331	4,282	3,759	8,613	7,122
Proceeds from maturity of available for sale securities	6,417	8,637	5,632	15,054	11,097
Purchases of available for sale securities	(9,645)	(14,463)	(8,342)	(24,108)	(19,593)
Net acquisitions of premises and equipment	(84)	(174)	(54)	(258)	(123)
Change in assets purchased under reverse repurchase agreements	(4,575)	3,677	517	(898)	(1,794)
Net cash provided by (used in) acquisition of subsidiaries	(111)	558	—	447	(194)

Net cash used in investing activities	(9,857)	(3,117)	(650)	(12,974)	(4,105)

Cash flows from financing activities
Change in deposits – Canada	7,368	2,016	6,389	9,384	5,197
Change in deposits – International	(1,114)	3,139	(3,454)	2,025	460
Issue of subordinated debentures	1,000	1,500	—	2,500	—
Repayment of subordinated debentures	(350)	—	—	(350)	—
Issue of common shares	41	49	35	90	106
Purchase of common shares for cancellation	(237)	(94)	(293)	(331)	(342)
Net sales (purchases) of treasury stock	163	(127)	—	36	—
Payment of dividends	(309)	(309)	(290)	(618)	(579)
Change in obligations related to assets sold under repurchase agreements	5,365	(3,374)	(1,283)	1,991	995
Change in short-term borrowings of subsidiaries	(1,389)	3,484	(116)	2,095	(89)

Net cash provided by financing activities	10,538	6,284	988	16,822	5,748

Net change in cash and due from banks	421	455	(332)	876	135
Cash and due from banks at beginning of period	3,342	2,887	3,001	2,887	2,534

Cash and due from banks at end of period	$3,763	$3,342	$2,669	$3,763	$2,669

Supplemental disclosure of cash flow information
Amount of interest paid in period	$1,832	$1,867	$1,748	$3,699	$3,696
Amount of income taxes paid in period	$355	$1,553	$417	$1,908	$1,176

Second Quarter 2004 Report – Royal Bank of Canada  20

U.S. GAAP

Notes to the interim consolidated financial statements (unaudited) (All tabular amounts are in millions of Canadian dollars, except per share amounts)

These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) and follow the same accounting policies and methods described in our audited consolidated financial statements for the year ended October 31, 2003, except as described below. Under U.S. GAAP, additional disclosures are required in annual financial statements and accordingly, these interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2003 and the accompanying notes included on pages 72 to 76 in our 2003 Annual Report. Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Note 1 Significant accounting policies

Consolidation of Variable Interest Entities

On January 17, 2003, the Financial Accounting Standards Board (FASB) issued FIN 46, Consolidation of Variable Interest Entities, which clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, to Variable Interest Entities (VIEs). This interpretation applies immediately to all VIEs created after January 31, 2003. On December 24, 2003, the FASB issued a revised FIN 46 (FIN 46R). The effective date provisions of FIN 46R require application of either FIN 46 or FIN 46R to special purpose entities (SPEs), including those created before January 31, 2003, no later than the end of the first reporting period ending after December 15, 2003. Application of FIN 46R is required for all entities, including those to which FIN 46 was previously applied, no later than the end of the first reporting period that ends after March 15, 2004. We have applied FIN 46R to all SPEs or VIEs as at April 30, 2004, as noted below.

Securitization of client financial assets

The multi-seller asset-backed commercial paper conduit programs (multi-sellers) that we administer had total assets of $28.6 billion as at April 30, 2004. Certain of these multi-sellers with total assets of $21.2 billion were restructured in the first quarter of 2004 by selling a subordinated membership interest in each of them to a third party. The subordinated membership interest in each multi-seller absorbs a majority of the multi-seller’s expected losses, as that term is defined in FIN 46R, therefore, we are not required to consolidate them under FIN 46R. However, we continue to hold a significant variable interest in these multi-sellers. Our maximum potential exposure to loss with respect to these restructured multi-sellers is $20.3 billion as at April 30, 2004, resulting from our provision of backstop liquidity facilities and partial credit enhancement. These are also included in our disclosure on guarantees. We are the Primary Beneficiary of the remaining multi-sellers with assets of $7.4 billion as we absorb a majority of their expected losses through our provision of liquidity and credit enhancement facilities, as well as through the variability in certain fees that we receive. Consequently, we have consolidated them since January 31, 2004. The commercial paper and other liabilities of these consolidated multi-sellers, reported in Other liabilities on our Consolidated balance sheet, are non-recourse to us except through our participation in liquidity and/or credit enhancement facilities and we have no rights to the assets owned by these multi-sellers, which are reported on our Consolidated balance sheet primarily as follows: Credit card loans of $.8 billion, Personal loans of $3.2 billion and Business and government loans of $3.4 billion. We are currently in the process of restructuring these consolidated multi-sellers, which may result in us no longer being their Primary Beneficiary.

     Our consolidated financial statements include other VIEs where we are the Primary Beneficiary. These are primarily used to create investment and structured finance products, and also include certain compensation vehicles, with assets of $3.2 billion as at April 30, 2004. The assets that support the obligations of these VIEs are reported on our Consolidated balance sheet primarily as follows: Trading account securities of $1.3 billion, Business and government loans of $1.1 billion, Available for sale securities of $.5 billion and Interest-bearing deposits with banks of $.1 billion. Our common shares held by the compensation vehicles, which were $.2 billion as at April 30, 2004, are reported as Treasury stock. The obligation to provide these shares to employees is recorded as an increase to Additional paid-in capital as the expense for the corresponding stock-based compensation plan is recognized.

     We have assessed our involvement with other VIEs and although we are not the Primary Beneficiary of any of them, our relationship with certain of these VIEs entails a significant variable interest. The VIEs in which we have a significant variable interest had total assets of approximately $8.7 billion as at April 30, 2004, and primarily include certain collateralized debt obligations (CDO), asset-backed commercial paper conduit programs administered by third parties, structured finance vehicles and investment funds. The maximum exposure to loss resulting from our significant variable interest in each of these VIEs is approximately $2.6 billion as at April 30, 2004, consisting mostly of our investments in them, loans and notional value of liquidity facilities to them, and fair value of derivatives with them.

     We deconsolidated a CDO with assets of $.4 billion beginning the first quarter of this year because the variability in our fees as collateral manager is not significant enough to cause us to be the Primary Beneficiary under FIN 46R. We continue to not consolidate a capital trust that was created in 2003 to issue Innovative Tier 1 capital of $.9 billion. We issued a senior deposit note of the same amount to this trust. Although we own the common equity and voting control of the trust, we are not deemed to be the Primary Beneficiary as we are not exposed to the majority of the expected losses. We deconsolidated certain other capital trusts of approximately $.2 billion beginning in the first quarter of this year for similar reasons.

Securitization of our financial assets

We employ two entities in the process of securitizing our assets, neither of which has been consolidated at April 30, 2004 under FIN 46R. One entity is a qualifying SPE under FAS 140, which is specifically exempt from consolidation under FIN 46R, and our level of participation in the second entity relative to others does not expose us to a majority of the expected losses. For details on our securitization activities please refer to note 3.

Mutual funds and assets administered in trust

Under FIN 46, we had concluded that we would be the Primary Beneficiary of entities that experience low volatility of returns on their assets. Since FIN 46R has removed the provision in FIN 46 which required a comparison of gross fees earned by us with the variability in returns that investors or beneficiaries are exposed to, we no longer consider ourselves the Primary Beneficiary of these entities nor do we consider our fee variability to be significant relative to the investors or beneficiaries.

     We continue to monitor developments which affect our current interpretation of FIN 46R.

Classification of economic hedges

In December 2003, the Securities and Exchange Commission clarified its views on the income statement classification of economic hedges that do not qualify for hedge accounting under FAS 133. We have, therefore, reclassified the realized gains and losses on these hedges from Interest income – loans, to Non-interest income – other, such that the income, expenses, and fair value changes related to these non-hedging derivatives are now all recorded in one line in our current and prior period Consolidated statements of income.

Treasury stock

Commencing November 1, 2003, we recorded as a deduction from total shareholders’ equity our own shares acquired and held by subsidiaries for reasons other than cancellation. These shares are now presented as Treasury stock but were previously classified as trading account securities and other assets. The balance outstanding at the beginning of the year was reclassified from assets to Treasury stock. Treasury stock is recorded at historical cost and is reduced for any resales or transfers to employees under certain stock-based compensation arrangements. Any gains or losses on resales or transfers of Treasury stock are recognized in Additional paid-in capital or against Retained earnings, respectively.

Employers’ disclosures about pensions and other postretirement benefits

In December 2003, the FASB issued FAS 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106 (FAS 132R), to require additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. It does not change the measurement or recognition of these plans. The required information should be provided separately for pension plans and other postretirement benefit plans. The new disclosures are effective for public companies with fiscal years ending after December 15, 2003, with a delayed effective date for certain disclosures and for foreign plans. The interim period disclosures are effective for periods beginning after December 15, 2003. In the second quarter of 2004, we have adopted FAS 132R and provided additional interim period disclosures of defined benefit pension plans and other postretirement benefit plans in note 5.

Change in financial statement presentation

During the quarter, we reviewed the presentation of certain items on our Consolidated balance sheet and decided to reclassify certificates of deposit held for trading purposes totaling $5.1 billion at January 31, 2004, $5.7 billion at October 31, 2003 and $6.5 billion at April 30, 2003 from Interest-bearing deposits with banks to Trading account securities in order to more appropriately reflect the nature of these instruments.

Future accounting changes

Two-class method of calculating earnings per share (EITF 03-6)

The Emerging Issues Task Force (EITF) reached final consensus on EITF 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share, which was subsequently ratified by the FASB on March 31, 2004. The final consensus requires a change in the calculation of Earnings per share to give effect to certain securities or other instruments or contracts that entitle their holders to participate in undistributed earnings of the reporting entity when such entitlement is nondiscretionary and objectively determinable. This consensus is effective for fiscal periods beginning after March 31, 2004, and requires retroactive adjustment to Earnings per share presented for prior periods. We are in the process of assessing the impact of this consensus.

Other

In response to the recent issuance by the Canadian Institute of Chartered Accountants of Section 1100, Generally Accepted Accounting Principles, we are reviewing current practices, primarily, the offsetting of certain assets and liabilities, and the process utilized for the determination of trade date security information. As a result, we are also reviewing these related practices under U.S. GAAP.

Second Quarter 2004 Report – Royal Bank of Canada   21

U.S. GAAP

Note 2 Acquisitions

Acquisition of William R. Hough & Co., Inc.

On February 27, 2004, RBC Dain Rauscher Inc. acquired all of the outstanding shares of William R. Hough & Co., Inc., a privately held St. Petersburg, Florida-based full-service investment firm that specializes in fixed income products and underwriting primarily in the Southeastern U.S. and Texas. The purchase cost was approximately US$107 million, including closing costs, and the excess of the purchase cost over the fair value of net tangible assets acquired was approximately US$87 million, which was allocated primarily to goodwill.

Note 3 Securitizations

During the second quarter of 2004, we securitized $1.8 billion of government guaranteed residential mortgage loans through the creation of mortgage-backed securities, and initially sold $1 billion of those securities. We received net cash proceeds of $994 million and retained the rights to future excess interest of $35 million on the residential mortgages. A pre-tax gain on sale, net of transaction costs, of $29 million was recognized in Securitization revenues. Mortgage-backed securities, created and unsold, remain on the Consolidated balance sheet and are classified as Available for sale.

Note 4 Stock-based compensation

We adopted the fair value method of accounting recommended in FAS 123, Accounting for Stock-Based Compensation, prospectively for new awards granted after November 1, 2002. For awards granted before November 1, 2002, the pro forma effect of the fair value method is indicated in the table below:

Pro forma net income and earnings per share

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2004	2004	2003	2004	2003
As reported:
Net income	$774	$793	$689	$1,567	$1,456
Earnings per share	1.18	1.20	1.00	2.38	2.12
Diluted earnings per share	1.16	1.19	0.99	2.34	2.10
Pro forma:
Net income	$769	$784	$676	$1,553	$1,433
Earnings per share	1.17	1.19	0.98	2.36	2.09
Diluted earnings per share	1.15	1.17	0.98	2.33	2.07

Note 5 Pension and other postretirement benefits

Pension benefit expense

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2004	2004	2003	2004	2003
Service cost	$33	$34	$30	$67	$60
Interest cost	82	82	76	164	153
Expected return on plan assets	(79)	(78)	(75)	(157)	(150)
Amortization of transitional asset	—	—	—	—	(1)
Amortization of prior service cost	8	8	8	16	15
Amortization of net actuarial loss	21	21	4	42	8

Defined benefit pension expense	65	67	43	132	85
Defined contribution pension expense	18	18	17	36	34

Pension benefit expense	$83	$85	$60	$168	$119

Other postretirement benefit expense

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2004	2004	2003	2004	2003
Service cost	$12	$12	$10	$24	$20
Interest cost	23	23	20	46	40
Amortization of transitional obligation	4	4	4	8	9
Amortization of net actuarial loss	8	8	6	16	12
Amortization of prior service cost	—	—	—	—	1

Other postretirement benefit expense	$47	$47	$40	$94	$82

Employer’s contributions

For the three months and six months ended April 30, 2004, we contributed $33 million and $71 million, respectively, to our defined benefit pension plans and $8 million and $16 million, respectively, to our other postretirement benefit plans. As at April 30, 2004, contributions to our defined benefit pension plans and other postretirement benefit plans for the remainder of the year are expected to be $71 million and $16 million, respectively. However, these amounts may change upon management’s review of the current contribution levels which is expected to occur during the next quarter.

Note 6 Significant capital transactions

On November 3, 2003, we issued $1 billion of subordinated debentures at an interest rate of 5.45% per annum (paid semi-annually) until November 4, 2013, and at the three-month Banker’s Acceptance Rate plus 1.00% thereafter until their maturity on November 4, 2018 (paid quarterly). The issue was priced at $100 with the yield to November 4, 2013 of 5.45%.

     On January 27, 2004, we issued $500 million of subordinated debentures at an interest rate of 3.96% per annum (paid semi-annually) until January 27, 2009, and at the three-month Banker’s Acceptance Rate plus 1.00% thereafter until their maturity on January 27, 2014 (paid quarterly). The issue was priced at $99.964 with the yield to January 27, 2009 of 3.968%.

     On February 27, 2004, we announced our intention to redeem all outstanding 5.10% subordinated debentures due June 11, 2009 on June 11, 2004, for an amount of $350 million plus accrued interest; and all outstanding 6.05% subordinated debentures due July 7, 2009 on July 7, 2004, for an amount of $175 million plus accrued interest.

     On April 12, 2004, we redeemed all outstanding 5.40% subordinated debentures due April 12, 2009, for an amount of $350 million plus accrued interest.

     On April 13, 2004, we issued $1 billion of subordinated debentures at an interest rate of 4.18% per annum (paid semi-annually) until June 1, 2009, and at the three-month Banker’s Acceptance Rate plus 1.00% thereafter until their maturity on June 1, 2014 (paid quarterly). The issue was priced at $100 with the yield to June 1, 2009, of 4.181%.

     During the quarter, we repurchased 3,780,700 common shares under our normal course issuer bid at an average price of $62.81. Since the inception of the bid in June 2003, we repurchased 11,202,400 common shares at an average price of $60.86.

Note 7 Guarantees and contingencies

Guarantees

In the normal course of business, we enter into numerous agreements that may contain features which meet the definition of a guarantee as specified by FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.

     The table below summarizes significant guarantees we have provided to third parties as at April 30, 2004. The maximum potential amount of future payments represents the maximum risk of loss if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged.

Second Quarter 2004 Report – Royal Bank of Canada   22

U.S. GAAP

Maximum potential amount
of future payments
Credit derivatives/written put options (1)	$20,333
Backstop liquidity facilities	18,687
Financial standby letters of credit	10,676
Credit enhancements	4,889
Performance guarantees	3,187
Mortgage loans sold with recourse	84

(1)	The notional amount of the contract approximates the maximum potential amount of future payments.

At April 30, 2004, we have accrued $275 million in our Consolidated balance sheet in respect to the above guarantees.

     Refer to note 20 of our 2003 Annual Report for further information on the above guarantees and a description of our obligations under certain indemnification agreements. No amount has been accrued in the Consolidated balance sheet with respect to these indemnification agreements.

Enron litigation

Royal Bank of Canada and certain related entities were added as defendants in the adversary proceedings in the United States Bankruptcy Court, Southern District of New York, previously brought by Enron Corp. (and related debtor affiliates) along with numerous other financial institution defendants.

     Royal Bank of Canada and certain related entities were also named as defendants in an action commenced by a putative class of purchasers of Enron publicly traded equity and debt securities between January 9, 1999 and November 27, 2001, entitled Regents of the University of California v. Royal Bank of Canada in the United States District Court, Southern District of Texas (Houston Division). This case has been consolidated with the lead action captioned Newby v. Enron Corp., which is the main consolidated putative Enron shareholder class action wherein similar claims have been made against numerous other financial institutions. In addition, Royal Bank of Canada and certain related entities have been named as defendants in Enron related cases, which are filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. Royal Bank is also a third-party defendant in a case in which Enron’s accountants, Arthur Andersen LLP, filed third-party claims against a number of parties, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in this action.

     Management is currently evaluating the merits of the pending Enron litigation. Given the significant uncertainties surrounding the timing and outcome of this litigation, the novel issues, the substantial time before these cases will be resolved, and the multiple defendants in many of them, no provision for loss has been recorded in the interim consolidated financial statements.

Other

Various other legal proceedings are pending that challenge certain of our practices or actions. Management considers that the aggregate liability resulting from these other proceedings will not be material to our financial position or results of operations.

Note 8 Rabobank settlement

On June 21, 2002, a week before it was due to pay Royal Bank of Canada US$517 million plus interest under the terms of a total return swap, recorded in Other assets, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank) initiated an action against us in New York State Court in an effort to nullify its obligation under the swap. On June 24, 2002, we instituted proceedings against Rabobank in the High Court in London, alleging that Rabobank had repudiated its obligation under the swap.

     In October 2003, we received a settlement valued at approximately US$195 million plus interest, which was in accordance with the terms of a settlement agreement with Enron Corporation, the Enron Creditors’ Committee and Rabobank. The settlement received reduced the amount owing by Rabobank to US$322 million plus interest.

     On February 16, 2004, Royal Bank of Canada announced that it had reached a confidential settlement, through non-binding mediation with Rabobank, resolving this litigation. The settlement, net of a related reduction in compensation and tax expenses, decreased Net income in the first quarter of 2004 by $74 million.

Note 9 Results by business and geographic segments (1)

a) Quarterly earnings by business segment

	RBC Banking			RBC Investments			RBC Insurance			RBC Capital Markets
	Q2	Q1	Q2	Q2	Q1	Q2	Q2	Q1	Q2	Q2	Q1	Q2
	04	04	03	04	04	03	04	04	03	04	04	03
Net interest income	$1,356	$1,357	$1,352	$104	$104	$107	$—	$—	$—	$109	$170	$99
Non-interest income	528	512	516	877	825	721	516	498	466	624	568	519

Total revenues	1,884	1,869	1,868	981	929	828	516	498	466	733	738	618
Provision for (recovery of) credit losses	152	65	158	1	1	—	—	—	—	13	(70)	58
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	—	—	343	330	312	—	—	—
Non-interest expense	1,204	1,153	1,153	772	728	731	105	107	98	486	635	394
Income taxes and non-controlling interest	184	222	208	68	60	28	3	—	—	55	23	69

Net income (loss)	$344	$429	$349	$140	$140	$69	$65	$61	$56	$179	$150	$97

	RBC Global Services			Other			Total
	Q2	Q1	Q2	Q2	Q1	Q2	Q2	Q1	Q2
	04	04	03	04	04	03	04	04	03
Net interest income	$40	$45	$36	$(52)	$(31)	$26	$1,557	$1,645	$1,620
Non-interest income	189	175	162	61	(28)	57	2,795	2,550	2,441

Total revenues	229	220	198	9	(59)	83	4,352	4,195	4,061
Provision for (recovery of) credit losses	(3)	(14)	2	(10)	(10)	(7)	153	(28)	211
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	—	—	343	330	312
Non-interest expense	154	155	143	8	3	(5)	2,729	2,781	2,514
Income taxes and non-controlling interest	22	22	16	21	(8)	14	353	319	335

Net income (loss)	$56	$57	$37	$(10)	$(44)	$81	$774	$793	$689

b) Quarterly earnings by geographic segment

	April 30				January 31				April 30
	2004				2004				2003
	Canada	U.S.	Other Int’l	Total	Canada	U.S.	Other Int’l	Total	Canada	U.S.	Other Int’l	Total
Net interest income	$1,202	$230	$125	$1,557	$1,290	$249	$106	$1,645	$1,245	$302	$73	$1,620
Non-interest income	1,480	908	407	2,795	1,307	852	391	2,550	1,206	791	444	2,441

Total revenues	2,682	1,138	532	4,352	2,597	1,101	497	4,195	2,451	1,093	517	4,061
Provision for (recovery of) credit losses	127	22	4	153	8	—	(36)	(28)	181	13	17	211
Insurance policyholder benefits, claims and acquisition expense	141	103	99	343	152	111	67	330	115	79	118	312
Non-interest expense	1,606	909	214	2,729	1,464	1,073	244	2,781	1,442	867	205	2,514
Income taxes and non-controlling interest	289	35	29	353	331	(50)	38	319	264	53	18	335

Net income (loss)	$519	$69	$186	$774	$642	$(33)	$184	$793	$449	$81	$159	$689

Second Quarter 2004 Report – Royal Bank of Canada   23

U.S. GAAP

c) Six-month earnings by business segment

	RBC Banking		RBC Investments		RBC Insurance		RBC Capital Markets
	2004	2003	2004	2003	2004	2003	2004	2003
Net interest income	$2,713	$2,746	$208	$223	$—	$—	$279	$204
Non-interest income	1,040	1,081	1,702	1,489	1,014	992	1,192	1,101

Total revenues	3,753	3,827	1,910	1,712	1,014	992	1,471	1,305
Provision for (recovery of) credit losses	217	288	2	—	—	—	(57)	135
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	673	683	—	—
Non-interest expense	2,357	2,331	1,500	1,456	212	199	1,121	820
Income taxes and non-controlling interest	406	447	128	83	3	—	78	137

Net income (loss)	$773	$761	$280	$173	$126	$110	$329	$213

	RBC Global Services		Other		Total
	2004	2003	2004	2003	2004	2003
Net interest income	$85	$81	$(83)	$77	$3,202	$3,331
Non-interest income	364	329	33	73	5,345	5,065

Total revenues	449	410	(50)	150	8,547	8,396
Provision for (recovery of) credit losses	(17)	2	(20)	(14)	125	411
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	673	683
Non-interest expense	309	287	11	(20)	5,510	5,073
Income taxes and non-controlling interest	44	36	13	70	672	773

Net income (loss)	$113	$85	$(54)	$114	$1,567	$1,456

d) Six-month earnings by geographic segment

	2004				2003
	Canada	U.S.	Other Int’l	Total	Canada	U.S.	Other Int’l	Total
Net interest income	$2,492	$479	$231	$3,202	$2,602	$616	$113	$3,331
Non-interest income	2,787	1,760	798	5,345	2,451	1,695	919	5,065

Total revenues	5,279	2,239	1,029	8,547	5,053	2,311	1,032	8,396
Provision for (recovery of) credit losses	135	22	(32)	125	284	54	73	411
Insurance policyholder benefits, claims and acquisition expense	293	214	166	673	286	174	223	683
Non-interest expense	3,070	1,982	458	5,510	2,870	1,778	425	5,073
Income taxes and non-controlling interest	620	(15)	67	672	627	119	27	773

Net income (loss)	$1,161	$36	$370	$1,567	$986	$186	$284	$1,456

(1)	For management reporting purposes, our operations are grouped into the main business segments of RBC Banking, RBC Insurance, RBC Investments, RBC Capital Markets and RBC Global Services. The Other segment mainly comprises Corporate Treasury, Corporate Resources and Information Technology. The management reporting process measures the performance of these business segments based on our management structure and is not necessarily comparable with similar information for other financial services companies. We use a management reporting model that includes methodologies for funds transfer pricing, attribution of economic capital and cost transfers to measure business segment results. Operating revenues and expenses directly associated with each segment are included in the business segment results. Transfer pricing of funds and inter-segment goods and services are generally at market rates. Overhead costs, indirect expenses and capital are attributed to the business segments based on allocation and risk-based methodologies, which are subject to ongoing review. For geographic reporting, our segments are grouped into Canada, United States and Other international. Transactions are primarily recorded in the location that best reflects the risk due to negative changes in economic conditions, and prospects for growth due to positive economic changes. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of the customer. Transactions recorded in the local residing currency are subject to foreign exchange rate fluctuations with respect to the movement in the Canadian dollar.

During the quarter, we revisited our geographic reporting and reclassified certain amounts to more appropriately reflect the way management reviews these results, consistent with the above methodology. Within RBC Insurance, certain reinsurance results were reclassified from United States and Canada to Other International. Within the Other segment, certain comparative amounts related to the sale of RBC Centura’s merchant acquiring card portfolio to Moneris Solutions, Inc., in the first quarter of 2004, were reclassified from Canada to United States.

Note 10 Subsequent event

Acquisition of Canadian operations of Provident Life and Accident Insurance Company

Effective May 1, 2004, RBC Insurance acquired the Canadian operations of Provident Life and Accident Insurance Company (PLAIC), a wholly owned subsidiary of UnumProvident Corporation. As part of the acquisition, RBC Insurance assumed PLAIC’s policy liabilities and invested $426 million to support the acquisition.

Second Quarter 2004 Report – Royal Bank of Canada   24

Appendix: Credit related information (unaudited) (1)

Nonaccrual loans (2)

	April 30	January 31	October 31	July 31	April 30
(C$ millions, except percentage amounts)	2004	2004	2003	2003	2003
Nonaccrual loans
Residential mortgage	$147	$130	$131	$128	$132
Personal	225	229	235	260	273
Business and government	1,266	1,437	1,379	1,511	1,758

Total	$1,638	$1,796	$1,745	$1,899	$2,163

Nonaccrual loans as a % of related loans and acceptances
Residential mortgage	0.18%	0.17%	0.17%	0.17%	0.18%
Personal	0.61%	0.65%	0.75%	0.86%	0.92%
Business and government	1.73%	2.05%	2.17%	2.33%	2.67%

Total	0.83%	0.95%	0.98%	1.07%	1.23%

Allowance for credit losses

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions, except percentage amounts)	2004	2004	2003	2004	2003
Allowance at beginning of period	$2,036	$2,164	$2,376	$2,164	$2,314
Provision for (recovery of) credit losses	153	(28)	211	125	411
Charge-offs
Residential mortgage	(1)	(1)	(2)	(2)	(3)
Personal	(97)	(76)	(114)	(173)	(194)
Credit card	(52)	(45)	(51)	(97)	(94)
Business and government	(166)	(69)	(102)	(235)	(164)

	(316)	(191)	(269)	(507)	(455)
Recoveries
Personal	16	16	16	32	33
Credit card	10	8	8	18	17
Business and government	15	49	17	64	37

	41	73	41	114	87

Net charge-offs	(275)	(118)	(228)	(393)	(368)
Acquisition of Provident Financial Group Inc.	—	6	—	6	—
Acquisition of Admiralty Bancorp, Inc.	—	—	—	—	8
Adjustments	15	12	(24)	27	(30)

Allowance at end of period	$1,929	$2,036	$2,335	$1,929	$2,335

Net charge-offs as a % of average loans and acceptances	0.58%	0.26%	0.53%	0.43%	0.42%
Allocation of allowance
Residential mortgage	$27	$27	$37	$27	$37
Personal	444	449	450	444	450
Credit card	176	176	152	176	152
Business and government	1,039	1,166	1,453	1,039	1,453

Allocated allowance	1,686	1,818	2,092	1,686	2,092
Unallocated allowance	243	218	243	243	243

Total	$1,929	$2,036	$2,335	$1,929	$2,335

Composition of allowance
Allocated specific	$660	$772	$922	$660	$922
Allocated general	1,026	1,046	1,170	1,026	1,170

Total allocated allowance	1,686	1,818	2,092	1,686	2,092
Unallocated (general) allowance	243	218	243	243	243

Total	$1,929	$2,036	$2,335	$1,929	$2,335

Consisting of:
Allowance for loan losses	$1,739	$1,846	$2,226	$1,739	$2,226
Allowance for off-balance sheet and other items	190	190	109	190	109

Total	$1,929	$2,036	$2,335	$1,929	$2,335

Allowance for loan losses as a % of loans and acceptances	0.9%	1.0%	1.3%	0.9%	1.3%
Allowance for loan losses as a % of loans, acceptances and reverse repurchase agreements	0.7%	0.8%	1.0%	0.7%	1.0%
Allowance for loan losses as a % of nonaccrual loans (coverage ratio)	106%	103%	103%	106%	103%

(1)	Financial measures are derived from U.S. GAAP consolidated financial statements, unless otherwise noted. Selected definitions are available in the Glossary on pages 109 and 110 of the 2003 Annual Report.

(2)	Nonaccrual loans are reported on a gross basis.

Second Quarter 2004 Report – Royal Bank of Canada   25

Selected financial highlights (unaudited) (1)

			As at and for the three months ended					For the six months ended
	Change from					Change from
(C$ millions, except per share	April 30		April 30	January 31	April 30	April 30		April 30	April 30
and percentage amounts)	2003		2004	2004	2003	2003		2004	2003
Earnings
Net interest income	(4)%		$1,556	$1,661	$1,620	(3)%		$3,217	$3,319
Non-interest income	17		2,985	2,705	2,545	8		5,690	5,291
Total revenues	9		4,541	4,366	4,165	3		8,907	8,610
Provision for (recovery of) credit losses	(29)		149	(25)	211	(70)		124	411
Insurance policyholder benefits, claims and acquisition expense	45		508	452	351	26		960	759
Non-interest expense	7		2,747	2,807	2,560	7		5,554	5,170
Net income	9		763	790	697	5		1,553	1,476
Return on common equity (2)	110	bp	16.8%	17.8%	15.7%	90	bp	17.3%	16.4%

Balance sheet information
Loans (net of allowance for loan losses)	9%		$180,247	$173,659	$166,043
Assets	11		433,438	416,444	392,088
Deposits	8		271,310	264,966	251,155
Subordinated debentures	30		8,423	7,639	6,474
Common equity	4		18,324	17,639	17,575

Capital ratios (3)
Common equity to risk-adjusted assets	(40	) bp	10.2%	10.1%	10.6%
Tier 1 capital	(30)		9.3%	9.3%	9.6%
Total capital	10		12.9%	12.9%	12.8%

Common share information
Shares outstanding (in thousands) (4)
End of period	(1)%		653,280	655,963	662,427	(1)%		653,280	662,427
Average basic	(2)		648,676	650,044	664,634	(2)		649,085	665,331
Average diluted	(2)		657,520	658,738	671,398	(2)		657,818	672,409
Earnings per share
Basic	15%		$1.16	$1.20	$1.01	10%		$2.36	$2.15
Diluted	14		1.14	1.18	1.00	9		2.33	2.13
Share price
High (5)	10%		$65.64	$65.90	$59.91	10%		$65.90	$59.91
Low (5)	14		60.56	60.26	53.26	13		60.26	53.26
Close	2		60.95	63.19	59.80	2		60.95	59.80
Dividends per share	21		0.52	0.46	0.43	18		0.98	0.83
Book value per share – period end	7		28.44	27.55	26.53	7		28.44	26.53
Market capitalization (C$ billions)	1		39.8	41.5	39.6	1		39.8	39.6

Number of:
Employees (full-time equivalent)	1,200		60,775	60,673	59,575
Automated banking machines	(157)		4,381	4,399	4,538
Service delivery units
Canada	(4)		1,300	1,298	1,304
International	79		850	802	771

(1)	Financial information is derived from Canadian GAAP consolidated financial statements, unless otherwise noted. Select definitions are available in the Glossary on pages 109 and 110 of the 2003 Annual Report.

(2)	Net income available to common shareholders as a percentage of average common equity (which is calculated as the average of the monthly common equity balances for the period).

(3)	Using guidelines issued by the Superintendent of Financial Institutions Canada (OSFI) and Canadian GAAP financial information.

(4)	End of period shares include Treasury stock. Average basic shares exclude Treasury stock.

(5)	Intraday high and low share prices.

Second Quarter 2004 Report – Royal Bank of Canada  26

Canadian GAAP

Interim consolidated financial statements (unaudited)

Consolidated balance sheet (unaudited)

	April 30	January 31	October 31	April 30
(C$ millions)	2004	2004	2003	2003
Assets
Cash and due from banks	$3,763	$3,342	$2,887	$2,669

Interest-bearing deposits with banks	10,007	10,944	8,962	12,817

Securities
Trading account (pledged – $15,395; $11,569; $11,791 and $5,000)	95,938	94,413	87,532	82,271
Investment account	36,842	36,960	35,238	28,297
Loan substitute	304	312	325	382

	133,084	131,685	123,095	110,950

Assets purchased under reverse repurchase agreements	37,187	32,612	36,289	38,879

Loans
Residential mortgage	80,199	78,575	78,817	74,429
Personal	33,586	31,924	31,167	29,758
Credit card	5,917	5,403	4,816	5,327
Business and government	62,284	59,603	57,649	58,755

	181,986	175,505	172,449	168,269
Allowance for loan losses	(1,739)	(1,846)	(2,055)	(2,226)

	180,247	173,659	170,394	166,043

Other
Customers’ liability under acceptances	6,191	5,693	5,943	7,088
Derivative-related amounts	34,328	38,350	35,612	36,084
Premises and equipment	1,775	1,753	1,670	1,583
Goodwill	4,986	4,754	4,587	4,808
Other intangibles	594	580	580	654
Other assets	21,276	13,072	13,014	10,513

	69,150	64,202	61,406	60,730

	$433,438	$416,444	$403,033	$392,088

Liabilities and shareholders’ equity
Deposits
Personal	$111,758	$109,116	$106,709	$105,845
Business and government	131,793	130,098	129,860	122,638
Bank	27,759	25,752	22,576	22,672

	271,310	264,966	259,145	251,155

Other
Acceptances	6,191	5,693	5,943	7,088
Obligations related to securities sold short	25,576	24,632	22,855	22,254
Obligations related to assets sold under repurchase agreements	25,726	20,361	23,735	22,104
Derivative-related amounts	37,512	40,607	37,775	36,795
Insurance claims and policy benefit liabilities	5,512	5,243	5,256	3,001
Other liabilities	31,563	26,435	21,318	22,665

	132,080	122,971	116,882	113,907

Subordinated debentures	8,423	7,639	6,243	6,474

Non-controlling interest in subsidiaries	2,469	2,397	2,388	1,475

Shareholders’ equity
Preferred stock	832	832	832	1,502
Common stock (shares issued – 653,279,901; 655,962,800, 656,021,122 and 662,427,105)	7,058	7,055	7,018	7,030
Additional paid-in capital	140	130	85	80
Retained earnings	11,953	11,734	11,333	10,835
Treasury stock (4,243,196 shares and 6,951,478 shares)	(257)	(431)	—	—
Foreign currency translation adjustments	(570)	(849)	(893)	(370)

	19,156	18,471	18,375	19,077

	$433,438	$416,444	$403,033	$392,088

Second Quarter 2004 Report – Royal Bank of Canada 27

Canadian GAAP

Consolidated statement of income (unaudited)

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2004	2004	2003	2004	2003
Interest income
Loans	$2,313	$2,435	$2,467	$4,748	$5,052
Securities	759	780	728	1,539	1,514
Assets purchased under reverse repurchase agreements	126	145	190	271	390
Deposits with banks	41	46	45	87	100

	3,239	3,406	3,430	6,645	7,056

Interest expense
Deposits	1,213	1,269	1,339	2,482	2,772
Other liabilities	365	373	378	738	776
Subordinated debentures	105	103	93	208	189

	1,683	1,745	1,810	3,428	3,737

Net interest income	1,556	1,661	1,620	3,217	3,319

Non-interest income
Insurance premiums, investment and fee income	675	613	511	1,288	1,085
Trading revenues	429	440	481	869	1,025
Securities brokerage commissions	365	347	254	712	524
Investment management and custodial fees	323	303	278	626	559
Deposit and payment service charges	269	257	261	526	540
Mutual fund revenues	214	202	161	416	330
Underwriting and other advisory fees	233	181	143	414	273
Foreign exchange revenues, other than trading	112	73	63	185	129
Card service revenues	124	126	113	250	237
Securitization revenues	59	63	41	122	75
Credit fees	55	50	63	105	126
Mortgage banking revenues	46	2	78	48	147
Gain (loss) on sale of investment account securities	14	4	47	18	33
Other	67	44	51	111	208

	2,985	2,705	2,545	5,690	5,291

Total revenues	4,541	4,366	4,165	8,907	8,610

Provision for (recovery of) credit losses	149	(25)	211	124	411

Insurance policyholder benefits, claims and acquisition expense	508	452	351	960	759

Non-interest expense
Human resources	1,729	1,676	1,574	3,405	3,215
Equipment	226	223	229	449	440
Occupancy	189	181	181	370	367
Communications	180	153	196	333	376
Professional fees	124	97	106	221	219
Outsourced item processing	79	69	76	148	150
Amortization of other intangibles	21	16	20	37	39
Other	199	392	178	591	364

	2,747	2,807	2,560	5,554	5,170

Net income before income taxes	1,137	1,132	1,043	2,269	2,270
Income taxes	337	300	315	637	735

Net income before non-controlling interest	800	832	728	1,632	1,535
Non-controlling interest in net income of subsidiaries	37	42	31	79	59

Net income	$763	$790	$697	$1,553	$1,476

Preferred dividends	11	11	22	22	45

Net income available to common shareholders	$752	$779	$675	$1,531	$1,431

Average number of common shares (in thousands)	648,676	650,044	664,634	649,085	665,331
Earnings per share (in dollars)	$1.16	$1.20	$1.01	$2.36	$2.15
Average number of diluted common shares (in thousands)	657,520	658,738	671,398	657,818	672,409
Diluted earnings per share (in dollars)	$1.14	$1.18	$1.00	$2.33	$2.13

Dividends per share (in dollars)	$0.52	$0.46	$0.43	$0.98	$0.83

Second Quarter 2004 Report – Royal Bank of Canada   28

Canadian GAAP

Consolidated statement of changes in shareholders’ equity (unaudited)

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2004	2004	2003	2004	2003
Preferred stock
Balance at beginning of period	$832	$832	$1,532	$832	$1,545
Translation adjustment on stock denominated in foreign currency	—	—	(30)	—	(43)

Balance at end of period	832	832	1,502	832	1,502

Common stock
Balance at beginning of period	7,055	7,018	7,046	7,018	6,979
Issued	43	53	38	96	114
Purchased for cancellation	(40)	(16)	(54)	(56)	(63)

Balance at end of period	7,058	7,055	7,030	7,058	7,030

Additional paid-in capital
Balance at beginning of period	130	85	81	85	78
Renounced stock appreciation rights, net of related income taxes	—	(1)	(2)	(1)	(3)
Stock-based compensation awards	15	12	1	27	5
Reclassified amounts	—	34	—	34	—
Other	(5)	—	—	(5)	—

Balance at end of period	140	130	80	140	80

Retained earnings
Balance at beginning of period	11,734	11,333	10,684	11,333	10,235
Net income	763	790	697	1,553	1,476
Preferred dividends	(11)	(11)	(22)	(22)	(45)
Common dividends	(336)	(298)	(285)	(634)	(552)
Premium paid on common shares purchased for cancellation	(197)	(78)	(239)	(275)	(279)
Cumulative effect of adopting AcG-17, Equity-Linked Deposit Contracts, net of related income taxes	—	(2)	—	(2)	—

Balance at end of period	11,953	11,734	10,835	11,953	10,835

Treasury stock
Balance at beginning of period	(431)	—	—	—	—
Reclassified amounts	—	(304)	—	(304)	—
Net sales (purchases)	174	(127)	—	47	—

Balance at end of period	(257)	(431)	—	(257)	—

Foreign currency translation adjustments, net of related income taxes
Balance at beginning of period	(849)	(893)	(68)	(893)	(54)
Change in unrealized foreign currency translation gains and losses	623	265	(785)	888	(940)
Impact of hedging unrealized foreign currency translation gains and losses	(344)	(221)	483	(565)	624

Balance at end of period	(570)	(849)	(370)	(570)	(370)

Shareholders’ equity at end of period	$19,156	$18,471	$19,077	$19,156	$19,077

Second Quarter 2004 Report – Royal Bank of Canada    29

Canadian GAAP

Consolidated statement of cash flows (unaudited)

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2004	2004	2003	2004	2003
Cash flows from operating activities
Net income	$763	$790	$697	$1,553	$1,476
Adjustments to determine net cash provided by (used in) operating activities
Provision for (recovery of) credit losses	149	(25)	211	124	411
Depreciation	92	98	100	190	201
Amortization of other intangibles	21	16	20	37	39
Writedown of deferred issuance costs	—	25	—	25	—
Gain on sale of premises and equipment	(31)	(5)	(3)	(36)	(8)
Gain on loan securitizations	(16)	(8)	(6)	(24)	(6)
Writedown of investments	—	9	—	9	—
Gain on sale of investment account securities	(14)	(4)	(47)	(18)	(33)
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	269	(13)	(231)	256	176
Net change in accrued interest receivable and payable	(101)	(98)	42	(199)	53
Current income taxes	331	(1,376)	383	(1,045)	259
Deferred income taxes	—	(37)	57	(37)	102
Derivative-related assets	4,022	(2,738)	632	1,284	(5,826)
Derivative-related liabilities	(3,095)	2,832	(1,304)	(263)	4,658
Trading account securities	(1,525)	(7,056)	(4,365)	(8,581)	(6,670)
Obligations related to securities sold short	944	1,777	2,765	2,721	3,144
Other	(1,865)	2,905	338	1,040	(583)

Net cash used in operating activities	(56)	(2,908)	(711)	(2,964)	(2,607)

Cash flows from investing activities
Change in interest-bearing deposits with banks	937	(3,161)	(1,640)	(2,224)	(1,301)
Change in loans, net of loan securitizations	(8,276)	(3,846)	(840)	(12,122)	368
Proceeds from loan securitizations	994	769	308	1,763	308
Proceeds from sale of investment account securities	4,327	4,260	3,581	8,587	6,948
Proceeds from maturity of investment account securities	6,409	8,643	5,632	15,052	11,087
Purchases of investment account securities	(9,787)	(14,319)	(8,146)	(24,106)	(19,450)
Change in loan substitute securities	8	13	(10)	21	12
Net acquisitions of premises and equipment	(88)	(181)	(58)	(269)	(133)
Change in assets purchased under reverse repurchase agreements	(4,575)	3,677	517	(898)	(1,794)
Net cash provided by (used in) acquisition of subsidiaries	(111)	558	—	447	(194)

Net cash used in investing activities	(10,162)	(3,587)	(656)	(13,749)	(4,149)

Cash flows from financing activities
Change in deposits	6,344	5,821	2,982	12,165	6,800
Issue of subordinated debentures	1,000	1,500	—	2,500	—
Repayment of subordinated debentures	(350)	—	—	(350)	—
Issue of common stock	41	49	35	90	106
Purchase of common stock for cancellation	(237)	(94)	(293)	(331)	(342)
Net sales (purchases) of treasury stock	174	(127)	—	47	—
Payment of dividends	(309)	(309)	(290)	(618)	(579)
Change in obligations related to assets sold under repurchase agreements	5,365	(3,374)	(1,283)	1,991	995
Change in short-term borrowings of subsidiaries	(1,389)	3,484	(116)	2,095	(89)

Net cash provided by financing activities	10,639	6,950	1,035	17,589	6,891

Net change in cash and due from banks	421	455	(332)	876	135
Cash and due from banks at beginning of period	3,342	2,887	3,001	2,887	2,534

Cash and due from banks at end of period	$3,763	$3,342	$2,669	$3,763	$2,669

Supplemental disclosure of cash flow information
Amount of interest paid in period	$1,832	$1,867	$1,748	$3,699	$3,696
Amount of income taxes paid in period	$355	$1,553	$417	$1,908	$1,176

Second Quarter 2004 Report – Royal Bank of Canada    30

Canadian GAAP

Notes to the interim consolidated financial statements (unaudited) (All tabular amounts are in millions of Canadian dollars, except per share amounts)

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting policies and methods described in our audited consolidated financial statements for the year ended October 31, 2003, except as described below. Under Canadian GAAP, additional disclosures are required in annual financial statements and accordingly, these interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2003 and the accompanying notes included on pages 72A to 76A in our 2003 Annual Report. Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Note 1 Significant accounting policies

Equity-linked deposit contracts

In November 2003, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 17, Equity-Linked Deposit Contracts (AcG-17). AcG-17, which pertains to deposit obligations that require us to make variable payments based on the performance of certain equity indices, allows for fair value recognition of the variable payment obligations embedded in these contracts with changes in fair value recognized in income as they arise. We have elected to apply the guideline on a prospective basis to our equity-linked Guaranteed investment certificates (GICs) and equity-linked notes, which did not result in a significant impact on our financial position or results of operations for the three and six months ended April 30, 2004.

Classification of economic hedges

We have updated our disclosure for economic hedges that do not qualify for hedge accounting to reclassify the realized gains and losses on these hedges from Interest income – loans, to Non-interest income – other. As a result, the income, expenses, and fair value changes related to these non-hedging derivatives are now all recorded in one line in our current and prior period Consolidated statements of income.

Generally accepted accounting principles

In July 2003, the CICA issued Section 1100, Generally Accepted Accounting Principles. This section establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The provisions of Section 1100 are applied on a prospective basis to balances outstanding as at November 1, 2003, and transactions after that date. In light of Section 1100 provisions, we have reviewed our application of certain accounting policies as described below. We are continuing to assess the impact of Section 1100 on our consolidated financial statements, primarily with respect to our current practice of offsetting certain assets and liabilities.

Trade date accounting

On November 1, 2003, we prospectively applied trade date accounting to Securities on our interim Consolidated balance sheet. The application of trade date accounting increased Securities by $4.1 billion, Other assets by $6.0 billion and Other liabilities by $10.1 billion as at April 30, 2004. We continue to refine the process for determining trade date security information.

Treasury stock

Commencing November 1, 2003, we recorded as a deduction from total shareholders’ equity our own shares acquired and held by subsidiaries for reasons other than cancellation. These shares are now presented as Treasury stock but were previously classified as trading account securities and other assets. The balance outstanding at the beginning of the year was reclassified from assets to Treasury stock. Treasury stock is recorded at historical cost and is reduced for any resales or transfers to employees under certain stock-based compensation arrangements. Any gains or losses on resales or transfers of Treasury stock are recognized in Additional paid-in capital or against Retained earnings, respectively.

Foreign currency denominated shares

Prior to November 1, 2003, our foreign currency denominated preferred shares were translated at the rate prevailing at each balance sheet date. We are no longer changing the rate at which these shares are translated. The impact of this change was not significant to our consolidated financial statements.

Employee future benefits

In January 2004, the CICA amended Section 3461, Employee Future Benefits (CICA 3461R), to require additional disclosures about the assets, cash flows and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The new annual disclosures are effective for years ending on or after June 30, 2004, and new interim disclosures are effective for periods ending on or after that date. In the second quarter of 2004, we have early-adopted CICA 3461R and provided additional interim period disclosures of our pension plans and other postretirement benefit plans in note 5.

Change in financial statement presentation

During the quarter, we reviewed the presentation of certain items on our Consolidated balance sheet and decided to reclassify certificates of deposit held for trading purposes totaling $5.1 billion at January 31, 2004, $5.7 billion at October 31, 2003 and $6.5 billion at April 30, 2003 from Interest-bearing deposits with banks to Trading account securities in order to more appropriately reflect the nature of these instruments.

Future accounting changes

Consolidation of Variable Interest Entities

In June 2003, the CICA issued Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15). AcG-15 is harmonized with Financial Accounting Standards Board (FASB) Interpretation No. 46, Consolidation of Variable Interest Entities, and provides guidance for applying the principles in CICA Section 1590, Subsidiaries, to those entities defined as Variable Interest Entities (VIEs) and more commonly referred to as special purpose entities (SPEs). AcG-15 will be effective for all annual and interim periods beginning on or after November 1, 2004. In December 2003, the FASB published a revised version of Interpretation No. 46. As a result, CICA issued an exposure draft of proposed amendments to AcG-15 in order to harmonize with the corresponding U.S. guidance, with the expectation that the effective date will be the same as that of the original AcG-15. CICA also suspended the effective date of certain disclosure requirements in AcG-15, pending the development of the amendments. We expect that we will not consolidate our VIE mutual funds or assets administered in trusts for asset protection, intergenerational wealth transfer, or estate and financial planning. Certain of the multi-seller asset-backed commercial paper conduit programs (multi-sellers) that we administer with total assets of $21.2 billion as at April 30, 2004, have been restructured in the first quarter of this year, and we are not required to consolidate them under the revised Interpretation No. 46. We are currently in the process of restructuring the remaining multi-sellers with total assets of $7.4 billion as at April 30, 2004, which may result in us not being their Primary Beneficiary.

Liabilities and equity

Pursuant to revisions of CICA Section 3860, Financial Instruments: Disclosure and Presentation, effective November 1, 2004, we will be required to consider as liabilities, certain of our financial instruments that can be settled by a variable number of our common shares upon conversion by the holder. The revised standard may result in $1.4 billion of our trust capital securities included in Non-controlling interest in subsidiaries and $300 million of our First Preferred Series N shares to being presented as financial liabilities on our Consolidated balance sheet. Accrued yield distributions and dividends on these instruments will also be reclassified to Interest expense in our Consolidated statement of income.

Note 2 Acquisitions

Acquisition of William R. Hough & Co., Inc.

On February 27, 2004, RBC Dain Rauscher Inc. acquired all of the outstanding shares of William R. Hough & Co., Inc., a privately held St. Petersburg, Florida-based full-service investment firm that specializes in fixed income products and underwriting primarily in the Southeastern U.S. and Texas. The purchase cost was approximately US$107 million, including closing costs, and the excess of the purchase cost over the fair value of net tangible assets acquired was approximately US$87 million, which was allocated primarily to goodwill.

Note 3 Securitizations

During the second quarter of 2004, we securitized $1.8 billion of government guaranteed residential mortgage loans through the creation of mortgage-backed securities, and initially sold $1 billion of those securities. We received net cash proceeds of $994 million and retained the rights to future excess interest of $35 million on the residential mortgages. A pre-tax gain on sale, net of transaction costs, of $29 million was recognized in Securitization revenues. Mortgage-backed securities, created and unsold, remain on the Consolidated balance sheet and are classified as Investment account securities.

Second Quarter 2004 Report – Royal Bank of Canada    31

Canadian GAAP

Note 4 Stock-based compensation

We adopted the fair value method of accounting recommended by the CICA in Section 3870, Stock-based Compensation and Other Stock-based Payments, prospectively for new awards granted after November 1, 2002. For awards granted before November 1, 2002, the pro forma effect of the fair value method is indicated in the table below:

Pro forma net income and earnings per share

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2004	2004	2003	2004	2003
As reported:
Net income	$763	$790	$697	$1,553	$1,476
Earnings per share	1.16	1.20	1.01	2.36	2.15
Diluted earnings per share	1.14	1.18	1.00	2.33	2.13
Pro forma:
Net income	$754	$782	$688	$1,536	$1,458
Earnings per share	1.15	1.18	1.00	2.33	2.12
Diluted earnings per share	1.13	1.17	0.99	2.30	2.11

Note 5 Pension and other postretirement benefits

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2004	2004	2003	2004	2003
Pension benefit expense	$83	$85	$60	$168	$119
Other postretirement benefit expense	47	47	40	94	82

Note 6 Significant capital transactions

On November 3, 2003, we issued $1 billion of subordinated debentures at an interest rate of 5.45% per annum (paid semi-annually) until November 4, 2013, and at the three-month Banker’s Acceptance Rate plus 1.00% thereafter until their maturity on November 4, 2018 (paid quarterly). The issue was priced at $100 with the yield to November 4, 2013 of 5.45%.

     On January 27, 2004, we issued $500 million of subordinated debentures at an interest rate of 3.96% per annum (paid semi-annually) until January 27, 2009, and at the three-month Banker’s Acceptance Rate plus 1.00% thereafter until their maturity on January 27, 2014 (paid quarterly). The issue was priced at $99.964 with the yield to January 27, 2009 of 3.968%.

     On February 27, 2004, we announced our intention to redeem all outstanding 5.10% subordinated debentures due June 11, 2009 on June 11, 2004, for an amount of $350 million plus accrued interest; and all outstanding 6.05% subordinated debentures due July 7, 2009 on July 7, 2004, for an amount of $175 million plus accrued interest.

     On April 12, 2004, we redeemed all outstanding 5.40% subordinated debentures due April 12, 2009, for an amount of $350 million plus accrued interest.

     On April 13, 2004, we issued $1 billion of subordinated debentures at an interest rate of 4.18% per annum (paid semi-annually) until June 1, 2009, and at the three-month Banker’s Acceptance Rate plus 1.00% thereafter until their maturity on June 1, 2014 (paid quarterly). The issue was priced at $100 with the yield to June 1, 2009, of 4.181%.

     During the quarter, we repurchased 3,780,700 common shares under our normal course issuer bid at an average price of $62.81. Since the inception of the bid in June 2003, we repurchased 11,202,400 common shares at an average price of $60.86.

Note 7 Contingencies

Enron litigation

Royal Bank of Canada and certain related entities were added as defendants in the adversary proceedings in the United States Bankruptcy Court, Southern District of New York, previously brought by Enron Corp. (and related debtor affiliates) along with numerous other financial institution defendants.

     Royal Bank of Canada and certain related entities were also named as defendants in an action commenced by a putative class of purchasers of Enron publicly traded equity and debt securities between January 9, 1999 and November 27, 2001, entitled Regents of the University of California v. Royal Bank of Canada in the United States District Court, Southern District of Texas (Houston Division). This case has been consolidated with the lead action captioned Newby v. Enron Corp., which is the main consolidated putative Enron shareholder class action wherein similar claims have been made against numerous other financial institutions. In addition, Royal Bank of Canada and certain related entities have been named as defendants in Enron related cases, which are filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. Royal Bank is also a third-party defendant in a case in which Enron’s accountants, Arthur Andersen LLP, filed third-party claims against a number of parties, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in this action.

     Management is currently evaluating the merits of the pending Enron litigation. Given the significant uncertainties surrounding the timing and outcome of this litigation, the novel issues, the substantial time before these cases will be resolved, and the multiple defendants in many of them, no provision for loss has been recorded in the interim consolidated financial statements.

Other

Various other legal proceedings are pending that challenge certain of our practices or actions. Management considers that the aggregate liability resulting from these other proceedings will not be material to our financial position or results of operations.

Note 8 Rabobank settlement

On June 21, 2002, a week before it was due to pay Royal Bank of Canada US$517 million plus interest under the terms of a total return swap, recorded in Other assets, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank) initiated an action against us in New York State Court in an effort to nullify its obligation under the swap. On June 24, 2002, we instituted proceedings against Rabobank in the High Court in London, alleging that Rabobank had repudiated its obligation under the swap.

     In October 2003, we received a settlement valued at approximately US$195 million plus interest, which was in accordance with the terms of a settlement agreement with Enron Corporation, the Enron Creditors’ Committee and Rabobank. The settlement received reduced the amount owing by Rabobank to US$322 million plus interest.

     On February 16, 2004, Royal Bank of Canada announced that it had reached a confidential settlement, through non-binding mediation with Rabobank, resolving this litigation. The settlement, net of a related reduction in compensation and tax expenses, decreased Net income in the first quarter of 2004 by $74 million.

Second Quarter 2004 Report – Royal Bank of Canada    32

Canadian GAAP

Note 9 Results by business and geographic segments (1)

a) Quarterly earnings by business segment

	RBC Banking			RBC Investments			RBC Insurance			RBC Capital Markets
	Q2	Q1	Q2	Q2	Q1	Q2	Q2	Q1	Q2	Q2	Q1	Q2
	04	04	03	04	04	03	04	04	03	04	04	03
Net interest income	$1,356	$1,357	$1,352	$104	$104	$107	$—	$—	$—	$99	$170	$101
Non-interest income	524	512	535	877	825	721	675	613	511	615	548	515

Total revenues	1,880	1,869	1,887	981	929	828	675	613	511	714	718	616
Provision for (recovery of) credit losses	148	65	158	1	1	—	—	—	—	13	(67)	58
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	—	—	508	452	351	—	—	—
Non-interest expense	1,202	1,153	1,156	771	728	732	111	108	105	475	635	394
Income taxes and non-controlling interest	185	222	215	69	60	28	(2)	(3)	—	52	15	69

Net income (loss)	$345	$429	$358	$140	$140	$68	$58	$56	$55	$174	$135	$95

	RBC Global Services			Other			Total
	Q2	Q1	Q2	Q2	Q1	Q2	Q2	Q1	Q2
	04	04	03	04	04	03	04	04	03
Net interest income	$40	$45	$37	$(43)	$(15)	$23	$1,556	$1,661	$1,620
Non-interest income	223	208	198	71	(1)	65	2,985	2,705	2,545

Total revenues	263	253	235	28	(16)	88	4,541	4,366	4,165
Provision for (recovery of) credit losses	(3)	(14)	2	(10)	(10)	(7)	149	(25)	211
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	—	—	508	452	351
Non-interest expense	181	181	176	7	2	(3)	2,747	2,807	2,560
Income taxes and non-controlling interest	29	29	20	41	19	14	374	342	346

Net income (loss)	$56	$57	$37	$(10)	$(27)	$84	$763	$790	$697

b) Quarterly earnings by geographic segment

		April 30			January 31				April 30
	2004				2004				2003
	Canada	U.S.	Other Int’l	Total	Canada	U.S.	Other Int’l	Total	Canada	U.S.	Other Int’l	Total
Net interest income	$1,201	$229	$126	$1,556	$1,307	$249	$105	$1,661	$1,246	$303	$71	$1,620
Non-interest income	1,557	1,022	406	2,985	1,383	929	393	2,705	1,287	807	451	2,545

Total revenues	2,758	1,251	532	4,541	2,690	1,178	498	4,366	2,533	1,110	522	4,165
Provision for (recovery of) credit losses	123	22	4	149	11	—	(36)	(25)	181	13	17	211
Insurance policyholder benefits, claims and acquisition expense	182	227	99	508	182	203	67	452	155	79	117	351
Non-interest expense	1,627	906	214	2,747	1,495	1,069	243	2,807	1,488	868	204	2,560
Income taxes and non-controlling interest	314	31	29	374	356	(53)	39	342	260	59	27	346

Net income (loss)	$512	$65	$186	$763	$646	$(41)	$185	$790	$449	$91	$157	$697

c) Six-month earnings by business segment

	RBC Banking		RBC Investments		RBC Insurance		RBC Capital Markets
	2004	2003	2004	2003	2004	2003	2004	2003
Net interest income	$2,713	$2,746	$208	$223	$—	$—	$269	$206
Non-interest income	1,036	1,099	1,702	1,488	1,288	1,085	1,163	1,136

Total revenues	3,749	3,845	1,910	1,711	1,288	1,085	1,432	1,342
Provision for (recovery of) credit losses	213	288	2	—	—	—	(54)	135
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	960	759	—	—
Non-interest expense	2,355	2,335	1,499	1,457	219	228	1,110	820
Income taxes and non-controlling interest	407	454	129	83	(5)	(4)	67	148

Net income (loss)	$774	$768	$280	$171	$114	$102	$309	$239

	RBC Global Services		Other		Total
	2004	2003	2004	2003	2004	2003
Net interest income	$85	$82	$(58)	$62	$3,217	$3,319
Non-interest income	431	399	70	84	5,690	5,291

Total revenues	516	481	12	146	8,907	8,610
Provision for (recovery of) credit losses	(17)	2	(20)	(14)	124	411
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	960	759
Non-interest expense	362	347	9	(17)	5,554	5,170
Income taxes and non-controlling interest	58	47	60	66	716	794

Net income (loss)	$113	$85	$(37)	$111	$1,553	$1,476

Second Quarter 2004 Report – Royal Bank of Canada    33

Canadian GAAP

d) Six-month earnings by geographic segment

	2004				2003
	Canada	U.S.	Other Int’l	Total	Canada	U.S.	Other Int’l	Total
Net interest income	$2,508	$478	$231	$3,217	$2,592	$617	$110	$3,319
Non-interest income	2,940	1,951	799	5,690	2,632	1,720	939	5,291

Total revenues	5,448	2,429	1,030	8,907	5,224	2,337	1,049	8,610
Provision for (recovery of) credit losses	134	22	(32)	124	284	54	73	411
Insurance policyholder benefits, claims and acquisition expense	364	430	166	960	362	175	222	759
Non-interest expense	3,122	1,975	457	5,554	2,957	1,789	424	5,170
Income taxes and non-controlling interest	670	(22)	68	716	627	125	42	794

Net income (loss)	$1,158	$24	$371	$1,553	$994	$194	$288	$1,476

(1)	For management reporting purposes, our operations are grouped into the main business segments of RBC Banking, RBC Insurance, RBC Investments, RBC Capital Markets and RBC Global Services. The Other segment mainly comprises Corporate Treasury, Corporate Resources and Information Technology. The management reporting process measures the performance of these business segments based on our management structure and is not necessarily comparable with similar information for other financial services companies. We use a management reporting model that includes methodologies for funds transfer pricing, attribution of economic capital and cost transfers to measure business segment results. Operating revenues and expenses directly associated with each segment are included in the business segment results. Transfer pricing of funds and inter-segment goods and services are generally at market rates. Overhead costs, indirect expenses and capital are attributed to the business segments based on allocation and risk-based methodologies, which are subject to ongoing review. For geographic reporting, our segments are grouped into Canada, United States and Other international. Transactions are primarily recorded in the location that best reflects the risk due to negative changes in economic conditions, and prospects for growth due to positive economic changes. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of the customer. Transactions recorded in the local residing currency are subject to foreign exchange rate fluctuations with respect to the movement in the Canadian dollar.

During the quarter, we revisited our geographic reporting and reclassified certain amounts to more appropriately reflect the way management reviews these results, consistent with the above methodology. Within RBC Insurance, certain reinsurance results were reclassified from United States and Canada to Other International. Within the Other segment, certain comparative amounts related to the sale of RBC Centura’s merchant acquiring card portfolio to Moneris Solutions, Inc., in the first quarter of 2004, were reclassified from Canada to United States.

     Note 10 Subsequent event

Acquisition of Canadian operations of Provident Life and Accident Insurance Company

Effective May 1, 2004, RBC Insurance acquired the Canadian operations of Provident Life and Accident Insurance Company (PLAIC), a wholly owned subsidiary of UnumProvident Corporation. As part of the acquisition, RBC Insurance assumed PLAIC’s policy liabilities and invested $426 million to support the acquisition.

     Note 11 Reconciliation of Canadian and United States generally accepted accounting principles

The consolidated financial statements are prepared in accordance with Subsection 308 of the Bank Act (Canada), which states that except as otherwise specified by the Superintendent of Financial Institutions Canada, the financial statements are to be prepared in accordance with Canadian generally accepted accounting principles (GAAP). As required by the United States Securities and Exchange Commission, material differences between Canadian and United States GAAP are described below.

Condensed consolidated balance sheet

	As at April 30			As at January 31			As at April 30
	2004			2004			2003
	Canadian		U.S.	Canadian		U.S.	Canadian		U.S.
	GAAP	Differences	GAAP	GAAP	Differences	GAAP	GAAP	Differences	GAAP
Assets
Cash and due from banks	$3,763	$–	$3,763	$3,342	$–	$3,342	$2,669	$–	$2,669
Interest-bearing deposits with banks	10,007	19	10,026	10,944	18	10,962	12,817	(29)	12,788
Securities
Trading account	95,938	(325)	95,613	94,413	(321)	94,092	82,271	(325)	81,946
Investment account	36,842	(36,842)	–	36,960	(36,960)	–	28,297	(28,297)	–
Loan substitute	304	(304)	–	312	(312)	–	382	(382)	–
Available for sale	–	37,368	37,368	–	37,636	37,636	–	29,058	29,058
Assets purchased under reverse repurchase agreements	37,187	–	37,187	32,612	–	32,612	38,879	–	38,879
Loans	180,247	8,532	188,779	173,659	8,688	182,347	166,043	56	166,099
Other
Customers’ liability under acceptances	6,191	–	6,191	5,693	–	5,693	7,088	–	7,088
Derivative-related amounts	34,328	1,070	35,398	38,350	1,257	39,607	36,084	1,043	37,127
Premises and equipment	1,775	(20)	1,755	1,753	(19)	1,734	1,583	(13)	1,570
Goodwill	4,986	44	5,030	4,754	46	4,800	4,808	36	4,844
Other intangibles	594	–	594	580	–	580	654	–	654
Reinsurance recoverables	–	1,989	1,989	–	1,909	1,909	–	1,629	1,629
Separate account assets	–	154	154	–	183	183	–	66	66
Other assets	21,276	8,093	29,369	13,072	11,938	25,010	10,513	3,321	13,834

	$433,438	$19,778	$453,216	$416,444	$24,063	$440,507	$392,088	$6,163	$398,251

Liabilities and shareholders’ equity
Deposits	$271,310	$617	$271,927	$264,966	$707	$265,673	$251,155	$411	$251,566
Other
Acceptances	6,191	–	6,191	5,693	–	5,693	7,088	–	7,088
Obligations related to securities sold short	25,576	–	25,576	24,632	–	24,632	22,254	1,135	23,389
Obligations related to assets sold under repurchase agreements	25,726	–	25,726	20,361	–	20,361	22,104	–	22,104
Derivative-related amounts	37,512	732	38,244	40,607	984	41,591	36,795	570	37,365
Insurance claims and policy benefit liabilities	5,512	2,100	7,612	5,243	1,992	7,235	3,001	1,698	4,699
Separate account liabilities	–	154	154	–	183	183	–	66	66
Other liabilities	31,563	17,020	48,583	26,435	20,997	47,432	22,665	1,922	24,587
Subordinated debentures	8,423	380	8,803	7,639	392	8,031	6,474	354	6,828
Non-controlling interest in subsidiaries	2,469	(884)	1,585	2,397	(904)	1,493	1,475	–	1,475
Shareholders’ equity	19,156	(341)	18,815	18,471	(288)	18,183	19,077	7	19,084

	$433,438	$19,778	$453,216	$416,444	$24,063	$440,507	$392,088	$6,163	$398,251

Second Quarter 2004 Report — Royal Bank of Canada   34

Canadian GAAP

Condensed consolidated statement of income

	Three months ended			Six months ended
	April 30	January 31	April 30	April 30	April 30
	2004	2004	2003	2004	2003
Net income, Canadian GAAP	$763	$790	$697	$1,553	$1,476
Differences:
Net interest income
Derivative instruments and hedging activities (1)	5	(2)	—	3	13
Variable Interest Entities (2)	(4)	(14)	—	(18)	—
Joint ventures (3)	—	—	—	—	(1)
Non-interest income
Insurance premiums, investment and fee income (4)	(159)	(115)	(45)	(274)	(93)
Derivative instruments and hedging activities (1)	6	4	(23)	10	(47)
Reclassification of securities (5)	4	3	—	7	(16)
Variable Interest Entities (2)	1	1	—	2	—
Limited partnerships (6)	(5)	(15)	—	(20)	—
Joint ventures (3)	(34)	(33)	(37)	(67)	(71)
Other (11)	(3)	—	1	(3)	1
Provision for credit losses
Reclassification of securities (5)	(4)	3	—	(1)	—
Insurance policyholder benefits, claims and acquisition expense (4)	165	122	39	287	76
Non-interest expense
Stock appreciation rights (7)	(4)	(1)	7	(5)	8
Insurance accounting (4)	5	1	6	6	28
Joint ventures (3)	27	26	33	53	61
Variable Interest Entities (2)	(10)	—	—	(10)	—
Income taxes and net difference in income taxes due to the above items	9	11	11	20	21
Non-controlling interest in net income of subsidiaries
Variable Interest Entities (2)	12	12	—	24	—

Net income, U.S. GAAP	$774	$793	$689	$1,567	$1,456

Earnings per share	$1.18	$1.20	$1.00	$2.38	$2.12
Diluted earnings per share	$1.16	$1.19	$0.99	$2.34	$2.10

For a complete discussion of U.S. and Canadian GAAP differences see note 26 to the consolidated financial statements for the year ended October 31, 2003, on page 102A of our 2003 Annual Report.

(1)	Derivative instruments and hedging activities

Recording derivatives and hedging activities in accordance with U.S. GAAP would increase Net income by $11 million for the three months ended April 30, 2004 and by $12 million for the six months then ended. It would also increase Loans by $46 million, Other assets by $896 million, Deposits by $46 million, Other liabilities by $641 million and Subordinated debentures by $380 million, and would decrease Interest-bearing deposits with banks by $35 million, Securities by $29 million and Shareholders’ equity by $189 million as at April 30, 2004. As described on page 40, we have adopted AcG-17, Equity-Linked Deposit Contracts, under Canadian GAAP, on a prospective basis, which eliminated a difference from U.S. GAAP pertaining to deposit contracts that require us to make variable payments based on the performance of certain equity indices. The variable component embedded in our equity-linked GICs and equity-linked notes is bifurcated from the host contract and recognized at fair value under both Canadian and U.S. GAAP with changes in fair value recognized in net income.

(2)	Variable Interest Entities

FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46R), as revised in December 2003, requires consolidation of VIEs by the Primary Beneficiary. Applying the provisions of FIN 46R would result in consolidation of various VIEs (primarily certain multi-sellers) and deconsolidation of certain others. It would increase Interest-bearing deposits with banks by $54 million, Loans by $8,486 million, Other assets by $54 million, Deposits by $359 million and Other liabilities by $8,585 million, and would decrease Securities by $534 million and Non-controlling interest in subsidiaries by $884 million as at April 30, 2004.

(3)	Joint Ventures

Investments in joint ventures are proportionately consolidated under Canadian GAAP and accounted for using the equity method under U.S. GAAP. Accounting for joint ventures under U.S. GAAP would decrease Other assets and Other liabilities by $72 million as at April 30, 2004.

(4)	Insurance accounting

The application of U.S. GAAP would increase Net income by $7 million for the three months ended April 30, 2004 and by $12 million for the six months then ended. It would also increase Other assets by $2,289 million, Other liabilities by $2,180 million and Shareholders’ equity by $109 million as at April 30, 2004.

(5)	Reclassification of securities

Classifying Securities in accordance with U.S. GAAP would increase Net income by $5 million for the six months ended April 30, 2004. It would increase Securities by $329 million and Shareholders’ equity by $214 million, and would decrease Other assets by $115 million as at April 30, 2004.

(6)	Limited partnerships

Under U.S. GAAP, the equity method is used to account for investments in limited partnerships that are more than 3—5% of the total ownership interest. Under Canadian GAAP, we use the equity method to account for investments in limited partnerships if we have the ability to exercise significant influence, generally indicated by an ownership interest of 20% or more. Using a lower threshold in applying the equity method under U.S. GAAP would decrease Net income by $3 million for the three months ended April 30, 2004 and by $13 million for the six months then ended. It would also increase Other assets by $71 million, and would decrease Securities by $84 million and Shareholders’ equity by $13 million as at April 30, 2004.

(7)	Stock appreciation rights

Recording compensation expense in accordance with U.S. GAAP would decrease Net income by $2 million for the three months ended April 30, 2004 and by $3 million for the six months then ended. It would also increase Shareholders’ equity by $16 million, and would decrease Other assets by $9 million and Other liabilities by $25 million as at April 30, 2004.

(8)	Additional pension obligation

Recording an additional pension obligation in accordance with U.S. GAAP would increase Other assets by $267 million and Other liabilities by $770 million, and would decrease Shareholders’ equity by $503 million as at April 30, 2004.

(9)	Trade date accounting

Effective November 1, 2003, on a prospective basis, trade date accounting is being applied to the Consolidated balance sheet under Canadian GAAP, eliminating a difference between Canadian and U.S. GAAP that existed prior to this date.

(10)	Non-cash collateral

Accounting for non-cash collateral under U.S. GAAP would increase Other assets and Other liabilities by $7,849 million as at April 30, 2004.

(11)	Other

Other differences between U.S. and Canadian GAAP relate to the right of offset, guarantees and other minor items. The net of these items would decrease Net income by $2 million for the three months ended April 30, 2004 and increase it by $1 million for the six months then ended. It would also increase Securities by $215 million, Other assets by $100 million, Deposits by $212 million, Other liabilities by $78 million and Shareholders’ equity by $25 million as at April 30, 2004.

Second Quarter 2004 Report — Royal Bank of Canada   35

Appendix: Credit related information (unaudited) (1)

Impaired loans (2)

	April 30	January 31	October 31	July 31	April 30
(C$ millions, except percentage amounts)	2004	2004	2003	2003	2003
Net impaired loans
Residential mortgage	$133	$116	$118	$114	$118
Personal	96	94	96	106	109
Business and government	749	814	774	830	1,014

Total	$978	$1,024	$988	$1,050	$1,241

Net impaired loans as a % of related loans, acceptances and reverse repurchase agreements
Residential mortgage	0.17%	0.15%	0.15%	0.15%	0.16%
Personal	0.29%	0.30%	0.31%	0.35%	0.37%
Business and government	0.71%	0.84%	0.78%	0.77%	0.98%

Total	0.44%	0.48%	0.46%	0.48%	0.59%

Allowance for credit losses

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions, except percentage amounts)	2004	2004	2003	2004	2003
Allowance at beginning of period	$2,036	$2,164	$2,376	$2,164	$2,314
Provision for (recovery of) credit losses	149	(25)	211	124	411
Write-offs
Residential mortgage	(1)	(1)	(2)	(2)	(3)
Personal	(97)	(76)	(114)	(173)	(194)
Credit card	(52)	(45)	(51)	(97)	(94)
Business and government	(166)	(72)	(102)	(238)	(164)

	(316)	(194)	(269)	(510)	(455)
Recoveries
Personal	16	16	16	32	33
Credit card	10	8	8	18	17
Business and government	19	49	17	68	37

	45	73	41	118	87

Net write-offs	(271)	(121)	(228)	(392)	(368)
Acquisition of Provident Financial Group Inc.	–	6	–	6	–
Acquisition of Admiralty Bancorp, Inc.	–	–	–	–	8
Adjustments	15	12	(24)	27	(30)

Allowance at end of period	$1,929	$2,036	$2,335	$1,929	$2,335

Net write-offs as a % of average loans, acceptances and reverse repurchase agreements	0.50%	0.22%	0.43%	0.36%	0.34%
Allocation of allowance
Residential mortgage	$27	$27	$37	$27	$37
Personal	444	449	450	444	450
Credit card	176	176	152	176	152
Business and government	1,039	1,166	1,453	1,039	1,453

Allocated allowance	1,686	1,818	2,092	1,686	2,092
General unallocated allowance	243	218	243	243	243

Total	$1,929	$2,036	$2,335	$1,929	$2,335

Composition of allowance
Specific, including allowance for loan substitute securities	$660	$772	$922	$660	$922
General allocated	1,026	1,046	1,170	1,026	1,170
General unallocated	243	218	243	243	243

Total allowance for credit losses	$1,929	$2,036	$2,335	$1,929	$2,335

Consisting of:
Allowance for loan losses	$1,739	$1,846	$2,226	$1,739	$2,226
Allowance for off-balance sheet and other items	190	190	109	190	109

Total	$1,929	$2,036	$2,335	$1,929	$2,335

Allowance for loan losses as a % of loans, acceptances and reverse repurchase agreements	0.8%	0.9%	1.0%	0.8%	1.0%
Allowance for loan losses as a % of gross impaired loans (coverage ratio)	106%	103%	103%	106%	103%

(1)	Financial measures are derived from Canadian GAAP consolidated financial statements, unless otherwise noted. Selected definitions are available in the Glossary on pages 109 and 110 of the 2003 Annual Report.

(2)	Impaired loans are net of specific allowance.

Second Quarter 2004 Report – Royal Bank of Canada   36

Share information (unaudited)

	April 30	January 31	April 30
(Number of shares in thousands)	2004	2004	2003
First preferred shares (1)
Non-cumulative Series J	—	—	12,000
US$ Non-cumulative Series K	—	—	10,000
Non-cumulative Series N	12,000	12,000	12,000
Non-cumulative Series O	6,000	6,000	6,000
US$ Non-cumulative Series P	4,000	4,000	4,000
Non-cumulative Series S	10,000	10,000	10,000

	32,000	32,000	54,000

Series 2010 and 2011 trust securities issued by RBC Capital Trust (2)	1,400	1,400	1,400
Series 2013 trust securities issued by RBC Capital Trust II (3)	900	900	—
Stock options
Outstanding	23,303	24,463	27,100
Exercisable	17,259	18,305	17,624
Common shares issued	653,280	655,963	662,427
Treasury shares (4)
U.S. GAAP	5,183	7,731	—
Canadian GAAP	4,243	6,951	—

(1)	Details provided in Royal Bank of Canada’s 2003 Annual Report Note 14 on pages 86 and 87 and Note 19 on page 93.

(2)	Reported in Non-controlling interest in subsidiaries on the U.S. and Canadian GAAP Consolidated balance sheet. Conversion features are available in the prospectus dated July 17, 2000 for Series 2010, and in the prospectus dated November 29, 2000 for Series 2011.

(3)	Reported in Non-controlling interest in subsidiaries on the Canadian GAAP Consolidated balance sheet. Conversion features are available in the prospectus dated July 16, 2003.

(4)	Difference between U.S. and Canadian GAAP pertains to Treasury stock held in stock based compensation vehicles that are consolidated under FIN 46, Consolidation of Variable Interest Entities.

Second Quarter 2004 Report – Royal Bank of Canada   37

Shareholder information

Corporate headquarters
Street address:
Royal Bank of Canada
200 Bay Street
Toronto, Ontario, Canada
Tel: (416) 974-5151
Fax: (416) 955-7800

Mailing address:
P.O. Box 1
Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J5

Web site:
rbc.com

Transfer Agent and Registrar
Main Agent
Computershare Trust
Company of Canada

Street address:
1500 University Street
Suite 700
Montreal, Quebec
Canada H3A 3S8
Tel:(514) 982-7888, or
1-866-586-7635
Fax:(514) 982-7635

Mailing address:
P.O. Box 1570, Station “B”
Montreal, Quebec
Canada H3B 3L2

Web site:
computershare.com

Co-Transfer Agent (U.S.)
The Bank of New York
101 Barclay Street
New York, New York
U.S. 10286

Co-Transfer Agent
(United Kingdom)
Computershare Services PLC
Securities Services – Registrars
P.O. Box No. 82, The Pavilions,
Bridgwater Road, Bristol
BS99 7NH England

Stock exchange listings
(Symbol: RY)

Common shares are listed on:
Canada
Toronto Stock Exchange (TSX)
U.S.
New York Stock Exchange (NYSE)
Switzerland
Swiss Exchange (SWX)

All preferred shares are listed on the Toronto Stock Exchange.

Valuation Day price

For capital gains purposes, the Valuation Day (December 22, 1971) cost base for the bank’s common shares is $7.38 per share. This amount has been adjusted to reflect the two-for-one share split of March 1981 and the two-for-one share split of February 1990. The one-for-one share dividend paid in October 2000 did not affect the Valuation Day value for the bank’s common shares.

Shareholder contact

For information about stock transfers, address changes, dividends, lost stock certificates, tax forms, estate transfers, contact: Computershare Trust Company of Canada

1500 University Street,
Suite 700
Montreal, Quebec
Canada H3A 3S8
Tel:(514) 982-7888 or
1-866-586-7635

For other shareholder inquiries, contact: Investor Relations Royal Bank of Canada

123 Front Street West,
6th Floor
Toronto, Ontario
Canada M5J 2M2
Tel: (416)955-7806
or visit our Web site at:
rbc.com/investorrelations.

2004 quarterly earnings release dates

First quarter	Feb. 27
Second quarter	May 27
Third quarter	Aug. 27
Fourth quarter	Nov. 30

Direct deposit service

Shareholders in Canada and the U.S. may have their dividends deposited by electronic funds transfer. To arrange for this service, please contact Computershare Trust Company of Canada at their mailing address.

Institutional investors, brokers and security analysts

For financial information inquiries, contact: Senior Vice-President, Investor Relations

Royal Bank of Canada
123 Front Street West,
6th Floor
Toronto, Ontario
Canada M5J 2M2
Tel:(416) 955-7803
Fax:(416) 955-7800

Dividend dates for 2004

Subject to approval by the Board of Directors.

Common share repurchase

The bank is engaged in a normal course issuer bid through the facilities of the Toronto Stock Exchange. During the one-year period ending June 23, 2004, the bank may repurchase up to 25 million shares in the open market at market prices. The amount and timing of the purchases are to be determined by the bank.

A copy of the bank’s Notice of Intention to file a normal course issuer bid may be obtained, without charge, by contacting the Secretary of the bank at the bank’s Toronto mailing address.

	Record dates	Payment dates
Common and preferred	Jan. 26	Feb. 24
shares series N, O, P and S	Apr. 22	May 21
	Jul. 26	Aug. 24
	Oct. 26	Nov. 24

Credit ratings

(as at May 27, 2004)	Short-term debt	Senior long-term debt
Moody’s Investors Service	P–1	Aa2
Standard & Poor’s	A–1+	AA-
Fitch Ratings	F1+	AA
Dominion Bond Rating Service	R–1(middle)	AA(low)

Second Quarter 2004 Report – Royal Bank of Canada   38